FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 6, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA

feeding
dreams and lives


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Individual and Consolidated Financial Statement for the Year Ended June 30, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

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(Free Translation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira de Distribuição

Number of Shares (thousand)	Current Quarter 06/30/2024
Share Capital	
Common	490,175
Preferred	0
Total	490,175
Treasury Shares	
Common	160
Preferred	0
Total	160

Individual Interim Financial Information / Balance Sheet – Assets
R$ (in thousands)

Code	Description	Current Quarter 06/30/2024	Previous Year 12/31/2023
1	Total Assets	19,914,000	21,942,000
1.01	Current Assets	5,364,000	6,927,000
1.01.01	Cash and Cash Equivalents	1,906,000	2,794,000
1.01.02	Financial Investments	14,000	499,000
1.01.02.01	Financial Investments Measured Fair Value	14,000	499,000
1.01.03	Accounts Receivable	346,000	486,000
1.01.03.01	Trade Receivables	323,000	420,000
1.01.03.02	Other Receivables	23,000	66,000
1.01.04	Inventories	1,996,000	1,951,000
1.01.06	Recoverable Taxes	637,000	1,028,000
1.01.08	Other Current Assets	465,000	169,000
1.01.08.01	Assets Held for Sale	190,000	0
1.01.08.03	Other	275,000	169,000
1.01.08.03.04	Others assets	275,000	169,000
1.02	Noncurrent Assets	14,550,000	15,015,000
1.02.01	Long-term Assets	5,262,000	5,270,000
1.02.01.04	Accounts Receivable	833,000	810,000
1.02.01.04.02	Other Accounts Receivable	833,000	810,000
1.02.01.07	Deferred Taxes	1,118,000	1,051,000
1.02.01.09	Credits with Related Parties	218,000	241,000
1.02.01.10	Other Noncurrent Assets	3,093,000	3,168,000
1.02.01.10.04	Recoverable Taxes	2,551,000	2,534,000
1.02.01.10.05	Restricted deposits for legal proceedings	424,000	513,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	118,000	120,000
1.02.02	Investments	1,236,000	1,276,000
1.02.02.01	Investments in Associates	1,236,000	1,276,000
1.02.02.01.02	Investments in Subsidiaries	1,236,000	1,276,000
1.02.03	Property and Equipment, Net	6,211,000	6,562,000
1.02.03.01	Property and Equipment in Use	3,088,000	3,465,000
1.02.03.02	Leased Properties Right-of-use	3,123,000	3,097,000
1.02.04	Intangible Assets, net	1,841,000	1,907,000
1.02.04.01	Intangible Assets	1,841,000	1,907,000
1.02.04.01.02	Intangible Assets	1,532,000	1,586,000
1.02.04.01.03	Intangible Right-of-use	309,000	321,000

Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Quarter 06/30/2024	Previous Year 12/31/2023
2	Total Liabilities	19,914,000	21,942,000
2.01	Current Liabilities	5,724,000	6,129,000
2.01.01	Payroll and Related Taxes	387,000	368,000
2.01.02	Trade payables, net	2,557,000	3,201,000
2.01.02.01	Local Trade Payables	2,557,000	3,201,000
2.01.02.01.01	Trade payable, net	2,392,000	2,677,000
2.01.02.01.02	Trade payable, agreement	165,000	524,000
2.01.03	Taxes and Contributions Payable	394,000	404,000
2.01.04	Borrowings and Financing	1,126,000	972,000
2.01.05	Other Liabilities	1,132,000	1,184,000
2.01.05.01	Payables to Related Parties	126,000	206,000
2.01.05.02	Other	1,006,000	978,000
2.01.05.02.08	Financing Related to Acquisition of Assets	156,000	112,000
2.01.05.02.09	Deferred Revenue	29,000	37,000
2.01.05.02.12	Other Accounts Payable	358,000	356,000
2.01.05.02.17	Lease Liability	463,000	473,000
2.01.07	Liabilities related to assets held for sale	128,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	128,000	0
2.02	Noncurrent Liabilities	9,859,000	11,096,000
2.02.01	Borrowings and Financing	3,100,000	4,302,000
2.02.02	Other Liabilities	5,239,000	4,571,000
2.02.02.02	Others	5,239,000	4,571,000
2.02.02.02.03	Taxes payable in installments	678,000	69,000
2.02.02.02.06	Other Payables	276,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	435,000	410,000
2.02.02.02.09	Lease Liability	3,850,000	3,822,000
2.02.04	Provisions	1,455,000	2,148,000
2.02.06	Deferred Revenue	65,000	75,000
2.03	Shareholders' Equity	4,331,000	4,717,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-73,000	26,000
2.03.02.04	Stock Option	30,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	2,886,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	-1,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	113,000	625,000
2.03.04.12	Transactions with non-controlling interests	0	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-992,000	-2,443,000
2.03.08	Other comprehensive income	-1,000	-2,000

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)

Code	Description	Current Quarter 04/01/2024 to 06/30/2024	Year to date previous period 01/01/2024 to 06/30/2024	Previous Quarter 04/01/2023 to 06/30/2023	Year to date previous period 01/01/2023 to 06/30/2023
3.01	Net operating revenue	4,458,000	9,015,000	4,362,000	8,496,000
3.02	Cost of sales	-3,216,000	-6,552,000	-3,225,000	-6,314,000
3.03	Gross Profit	1,242,000	2,463,000	1,137,000	2,182,000
3.04	Operating Income/Expenses	-1,189,000	-2,514,000	-1,121,000	-2,134,000
3.04.01	Selling Expenses	-741,000	-1,506,000	-767,000	-1,490,000
3.04.02	General and administrative expenses	-160,000	-296,000	-122,000	-240,000
3.04.05	Other Operating Expenses	-309,000	-766,000	-273,000	-569,000
3.04.05.01	Depreciation and Amortization	-255,000	-507,000	-248,000	-492,000
3.04.05.03	Other operating expenses, net	-54,000	-259,000	-25,000	-77,000
3.04.06	Share of Profit of associates	21,000	54,000	41,000	165,000
3.05	Profit from operations before net financial expenses	53,000	-51,000	16,000	48,000
3.06	Net Financial expenses	-327,000	-647,000	-338,000	-669,000
3.07	Income (loss) before income tax and social Contribution	-274,000	-698,000	-322,000	-621,000
3.08	Income tax and social contribution	2,000	19,000	67,000	196,000
3.08.01	Current	-43,000	-47,000	-81,000	-96,000
3.08.02	Deferred	45,000	66,000	148,000	292,000
3.09	Net Income from continued operations	-272,000	-679,000	-255,000	-425,000
3.10	Net Income (loss) from discontinued operations	-60,000	-313,000	-170,000	-248,000
3.10.01	Net Income (loss) from Discontinued Operations	-60,000	-313,000	-170,000	-248,000
3.11	Net Income for the period	-332,000	-992,000	-425,000	-673,000
3.99	Earnings per Share - (Reais/Share)				
3.99.01	Basic Earnings per Share				
3.99.01.01	ON	-0.36387	-2.46916	-1.5742	-2.49279
3.99.02	Diluted Earnings per Share				
3.99.02.01	ON	-0.36387	-2.46916	-1.5742	-2.49279

Individual Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)

Code	Description	Current Quarter 04/01/2024 to 06/30/2024	Year to date current period 01/01/2024 to 06/30/2024	Previous Quarter 04/01/2023 to 06/30/2023	Year to date previous period 01/01/2023 to 06/30/2023
4.01	Net income for the Period	-332,000	-992,000	-425,000	-673,000
4.02	Other Comprehensive Income	0	1,000	152,000	66,000
4.02.02	Foreign Currency Translation	0	0	148,000	67,000
4.02.04	Fair Value of Trade Receivables	-1,000	0	0	0
4.02.08	Other Comprehensive Income	1,000	1,000	4,000	-1,000
4.03	Total Comprehensive Income for the Period	-332,000	-991,000	-273,000	-607,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 06/30/2024	Year to date previous period 01/01/2023 to 06/30/2023
6.01	Net Cash Operating Activities	-194,000	184,000
6.01.01	Cash Provided by the Operations	647,000	291,000
6.01.01.01	Net Income for the Period	-992,000	-673,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.4)	-66,000	-368,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	140,000	-28,000
6.01.01.04	Depreciation/Amortization	571,000	557,000
6.01.01.05	Interest and Inflation Adjustments	681,000	816,000
6.01.01.06	Adjustment to Present Value	-2,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-54,000	-165,000
6.01.01.08	Provision for Risks	211,000	181,000
6.01.01.10	Share-based Payment	4,000	10,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	0	2,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-24,000	0
6.01.01.14	Other Operating Expenses	263,000	0
6.01.01.15	Deferred Revenue	-10,000	-15,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-75,000	-27,000
6.01.02	Changes in Assets and Liabilities	-841,000	-107,000
6.01.02.01	Accounts Receivable	96,000	86,000
6.01.02.02	Inventories	-38,000	82,000
6.01.02.03	Recoverable Taxes	375,000	121,000
6.01.02.04	Other Assets	-60,000	-22,000
6.01.02.05	Related Parties	-20,000	31,000
6.01.02.06	Restricted Deposits for Legal Proceeding	71,000	50,000
6.01.02.07	Trade Payables	-643,000	-623,000
6.01.02.08	Payroll and Related Taxes	19,000	29,000
6.01.02.09	Taxes and Social Contributions Payable	-262,000	-64,000
6.01.02.10	Payments of provision for risk	-429,000	-73,000
6.01.02.11	Deferred Revenue	-8,000	14,000
6.01.02.12	Other Payables	-36,000	22,000
6.01.02.15	Received Dividends and Interest on own capital	94,000	240,000
6.02	Net Cash of Investing Activities	421,000	-138,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-267,000	-304,000
6.02.03	Increase in Intangible Assets (Note 15)	-52,000	-53,000
6.02.04	Sales of Property and Equipment	255,000	219,000
6.02.11	Financial Applications	485,000	0
6.03	Net Cash of Financing Activities	-1,115,000	-612,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	484,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-934,000	-397,000
6.03.04	Interest Paid	-397,000	-244,000
6.03.07	Acquisition of companies	0	-3,000
6.03.09	Payment of lease liability (Note 21.2)	-443,000	-452,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-888,000	-566,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,794,000	3,632,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,906,000	3,066,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 06/30/2024
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.04	Capital Transactions with Shareholders	704,000	-99,000	0	0	0	605,000
5.04.01	Capital Increases	704,000	0	0	0	0	704,000
5.04.03	Share based expenses	0	4,000	0	0	0	4,000
5.04.09	Public offering costs	0	-103,000	0	0	0	-103,000
5.05	Total Comprehensive Income	0	0	0	-992,000	1,000	-991,000
5.05.01	Net Income for the Period	0	0	0	-992,000	0	-992,000
5.05.02	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	0	0	-2,443,000	2,443,000	0	0
5.06.04	Compensation for losses from previous years	0	0	-2,443,000	2,443,000	0	0
5.07	Closing Balance	2,511,000	-73,000	2,886,000	-992,000	-1,000	4,331,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 06/30/2023
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	2,605,000	-298,000	-2,025,000	0	0	282,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000
5.04.11	Hyperinflationary economy effect	0	0	378,000	0	0	378,000
5.04.13	Disco subsidiary PUT valuation	0	0	-106,000	0	0	-106,000
5.04.14	Capital Reduction (Note 23)	2,605,000	-308,000	-2,297,000	0	0	0
5.05	Total Comprehensive Income	0	0	0	-673,000	66,000	-607,000
5.05.01	Net Income for the Period	0	0	0	-673,000	0	-673,000
5.05.02	Other Comprehensive Income	0	0	0	0	66,000	66,000
5.05.02.04	Foreign currency translation	0	0	0	0	67,000	67,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-1,000	-1,000
5.07	Closing Balance	8,466,000	20,000	5,265,000	-845,000	-1,686,000	11,220,000

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 06/30/2024	Year to date previous period 01/01/2023 to 06/30/2023
7.01	Revenues	9,798,000	9,589,000
7.01.01	Sales of Goods, Products and Services	9,589,000	9,139,000
7.01.02	Other Revenues	205,000	446,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	4,000	4,000
7.02	Products Acquired from Third Parties	-7,501,000	-7,617,000
7.02.01	Costs of Products, Goods and Services Sold	-6,354,000	-6,099,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,147,000	-1,518,000
7.03	Gross Value Added	2,297,000	1,972,000
7.04	Retention	-566,000	-550,000
7.04.01	Depreciation and Amortization	-566,000	-550,000
7.05	Net Value Added Produced	1,731,000	1,422,000
7.06	Value Added Received in Transfer	-161,000	92,000
7.06.01	Share of Profit of Subsidiaries and Associates	54,000	165,000
7.06.02	Financial Revenue	98,000	175,000
7.06.03	Other	-313,000	-248,000
7.07	Total Value Added to Distribute	1,570,000	1,514,000
7.08	Distribution of Value Added	1,570,000	1,514,000
7.08.01	Personnel	1,270,000	1,121,000
7.08.01.01	Direct Compensation	763,000	699,000
7.08.01.02	Benefits	189,000	145,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	72,000	69,000
7.08.01.04	Others	246,000	208,000
7.08.02	Taxes, Fees and Contributions	544,000	203,000
7.08.02.01	Federal	-125,000	-201,000
7.08.02.02	State	549,000	339,000
7.08.02.03	Municipal	120,000	65,000
7.08.03	Value Distributed to Providers of Capital	748,000	863,000
7.08.03.01	Interest	748,000	852,000
7.08.03.02	Rentals	0	11,000
7.08.04	Value Distributed to Shareholders	-992,000	-673,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-992,000	-673,000

Consolidated Interim Financial Information /Balance Sheet – Assets
R$ (in thousands)

Code	Description	Current Quarter 06/30/2024	Previous Year 12/31/2023
1	Total Assets	20,041,000	22,050,000
1.01	Current Assets	6,019,000	7,523,000
1.01.01	Cash and Cash Equivalents	2,443,000	2,971,000
1.01.02	Financial Investments	14,000	777,000
1.01.02.01	Financial Investments Measured Fair Value	14,000	777,000
1.01.03	Accounts Receivable	398,000	573,000
1.01.03.01	Trade Receivables	364,000	458,000
1.01.03.02	Other Receivables	34,000	115,000
1.01.04	Inventories	1,996,000	1,952,000
1.01.06	Recoverable Taxes	688,000	1,078,000
1.01.08	Other Current Assets	480,000	172,000
1.01.08.01	Non-Current Assets for Sale	202,000	0
1.01.08.03	Other	278,000	172,000
1.01.08.03.04	Others assets	278,000	172,000
1.02	Noncurrent Assets	14,022,000	14,527,000
1.02.01	Long-term Assets	5,094,000	5,113,000
1.02.01.04	Accounts Receivable	833,000	810,000
1.02.01.04.02	Other Accounts Receivable	833,000	810,000
1.02.01.07	Deferred Taxes	1,143,000	1,078,000
1.02.01.09	Credits with Related Parties	17,000	52,000
1.02.01.10	Other Noncurrent Assets	3,101,000	3,173,000
1.02.01.10.04	Recoverable Taxes	2,555,000	2,536,000
1.02.01.10.05	Restricted deposits for legal proceedings	428,000	517,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	118,000	119,000
1.02.02	Investments	802,000	864,000
1.02.02.01	Investments in Associates	802,000	864,000
1.02.03	Property and Equipment, Net	6,218,000	6,577,000
1.02.03.01	Property and Equipment in Use	3,094,000	3,476,000
1.02.03.02	Leased Properties Right-of-use	3,124,000	3,101,000
1.02.04	Intangible Assets, net	1,908,000	1,973,000
1.02.04.01	Intangible Assets	1,908,000	1,973,000
1.02.04.01.02	Intangible Assets	1,599,000	1,652,000
1.02.04.01.03	Intangible Right-of-use	309,000	321,000

Consolidated Interim Financial Information / Balance Sheet – Liabilities
R$ (in thousands)

Code	Description	Current Quarter 06/30/2024	Previous Year 12/31/2023
2	Total Liabilities	20,041,000	22,050,000
2.01	Current Liabilities	5,834,000	6,225,000
2.01.01	Payroll and Related Taxes	394,000	381,000
2.01.02	Trade payables, net	2,614,000	3,253,000
2.01.02.01	Local Trade Payables	2,614,000	3,253,000
2.01.02.01.01	Trade payable, net	2,449,000	2,729,000
2.01.02.01.02	Trade payable, agreement	165,000	524,000
2.01.03	Taxes and Contributions Payable	401,000	410,000
2.01.04	Borrowings and Financing	1,126,000	972,000
2.01.05	Other Liabilities	1,167,000	1,209,000
2.01.05.01	Payables to Related Parties	6,000	85,000
2.01.05.02	Other	1,161,000	1,124,000
2.01.05.02.08	Financing Related to Acquisition of Assets	156,000	112,000
2.01.05.02.09	Deferred Revenue	167,000	168,000
2.01.05.02.12	Lease liability	378,000	370,000
2.01.05.02.17	Lease Liability	460,000	474,000
2.01.07	Liabilities related to assets held for sale	132,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	132,000	0
2.02	Noncurrent Liabilities	9,869,000	11,103,000
2.02.01	Borrowings and Financing	3,100,000	4,302,000
2.02.02	Other Liabilities	5,244,000	4,575,000
2.02.02.02	Others	5,244,000	4,575,000
2.02.02.02.03	Taxes payable in installments	678,000	69,000
2.02.02.02.06	Pensio Plan	276,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	436,000	410,000
2.02.02.02.09	Other Payable Accounts	3,854,000	3,826,000
2.02.04	Provisions	1,460,000	2,151,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,460,000	2,151,000
2.02.06	Profits and Revenues to be Appropriated	65,000	75,000
2.03	Shareholders' Equity	4,338,000	4,722,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-73,000	26,000
2.03.02.04	Stock Option	30,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	2,886,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	-1,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	113,000	625,000
2.03.04.12	Transactions with non-controlling interests	0	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-992,000	-2,443,000
2.03.08	Other comprehensive income	-1,000	-2,000
2.03.09	Non-Controlling interests	7,000	5,000

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Current Quarter 04/01/2024 to 06/30/2024	Year to date current period 01/01/2024 to 06/30/2024	Previous Quarter 04/01/2023 to 06/30/2023	Year to date previous period 01/01/2023 to 06/30/2023
3.01	Net operating revenue	4,489,000	9,075,000	4,381,000	8,538,000
3.02	Cost of sales	-3,224,000	-6,565,000	-3,230,000	-6,319,000
3.03	Gross Profit	1,265,000	2,510,000	1,151,000	2,219,000
3.04	Operating Income/Expenses	-1,213,000	-2,577,000	-1,204,000	-2,382,000
3.04.01	Selling Expenses	-742,000	-1,508,000	-769,000	-1,480,000
3.04.02	General and administrative expenses	-174,000	-327,000	-133,000	-264,000
3.04.05	Other Operating Expenses	-313,000	-774,000	-275,000	-574,000
3.04.05.01	Depreciation and Amortization	-259,000	-515,000	-251,000	-498,000
3.04.05.03	Other operating expenses, net	-54,000	-259,000	-24,000	-76,000
3.04.06	Share of Profit of associates	16,000	32,000	-27,000	-64,000
3.05	Profit from operations before net financial expenses	52,000	-67,000	-53,000	-163,000
3.06	Net Financial expenses	-320,000	-617,000	-338,000	-669,000
3.07	Income (loss) before income tax and social contribution	-268,000	-684,000	-391,000	-832,000
3.08	Income tax and social contribution	-3,000	7,000	68,000	190,000
3.08.01	Current	-47,000	-58,000	-81,000	-98,000
3.08.02	Deferred	44,000	65,000	149,000	288,000
3.09	Net Income from continued operations	-271,000	-677,000	-323,000	-642,000
3.10	Net Income (loss) from discontinued operations	-60,000	-313,000	-29,000	95,000
3.10.01	Net Income (loss) from Discontinued Operations	-60,000	-313,000	-29,000	95,000
3.11	Net Income for the period	-331,000	-990,000	-352,000	-547,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-332,000	-992,000	-425,000	-673,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	1,000	2,000	73,000	126,000
3.99	Earnings per Share - (Reais/Share)				
3.99.01	Basic Earnings per Share				
3.99.01.01	ON	-0.36387	-2.46916	-1.5742	-2.49279
3.99.02	Diluted Earnings per Share				
3.99.02.01	ON	-0.36387	-2.46916	-1.5742	-2.49279

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 04/01/2024 to 06/30/2024	Year to date current period 01/01/2024 to 06/30/2024	Previous Quarter 04/01/2023 to 06/30/2023	Year to date previous period 01/01/2023 to 06/30/2023
4.01	Net income for the Period	-331,000	-990,000	-352,000	-547,000
4.02	Other Comprehensive Income	0	1,000	269,000	215,000
4.02.02	Foreign Currency Translation	0	0	265,000	216,000
4.02.04	Fair Value of Trade Receivables	-1,000	0	0	0
4.02.08	Other Comprehensive Income	1,000	1,000	4,000	-1,000
4.03	Total Comprehensive Income for the Period	-331,000	-989,000	-83,000	-332,000
4.03.01	Attributable to Controlling Shareholders	-332,000	-991,000	-273,000	-607,000
4.03.02	Attributable to Non-Controlling Shareholders	1,000	2,000	190,000	275,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 06/30/2024	Year to date previous period 01/01/2023 to 06/30/2023
6.01	Net Cash Operating Activities	-102,000	-484,000
6.01.01	Cash Provided by the Operations	690,000	1,045,000
6.01.01.01	Net Income for the Period	-990,000	-547,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.4)	-65,000	-280,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	139,000	-17,000
6.01.01.04	Depreciation/Amortization	580,000	565,000
6.01.01.05	Interest and Inflation Adjustments	691,000	1,088,000
6.01.01.06	Adjustment to Present Value	-2,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-32,000	119,000
6.01.01.08	Provision for Risks	211,000	170,000
6.01.01.10	Share-based Payment	4,000	10,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	0	14,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-24,000	5,000
6.01.01.14	Other Operating Expenses	263,000	0
6.01.01.15	Deferred Revenue	-10,000	-48,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-75,000	-35,000
6.01.02	Changes in Assets and Liabilities	-792,000	-1,529,000
6.01.02.01	Accounts Receivable	93,000	148,000
6.01.02.02	Inventories	-38,000	-11,000
6.01.02.03	Recoverable Taxes	373,000	12,000
6.01.02.04	Other Assets	-25,000	38,000
6.01.02.05	Related Parties	-15,000	-9,000
6.01.02.06	Restricted Deposits for Legal Proceeding	71,000	59,000
6.01.02.07	Trade Payables	-638,000	-1,770,000
6.01.02.08	Payroll and Related Taxes	12,000	9,000
6.01.02.09	Taxes and Social Contributions Payable	-261,000	65,000
6.01.02.10	Payments of provision for risk	-428,000	-80,000
6.01.02.11	Deferred Revenue	0	15,000
6.01.02.12	Other Payables	-29,000	-15,000
6.01.02.13	Income Tax and Social contribution,paid	-1,000	-10,000
6.01.02.15	Received Dividends and Interest on own capital	94,000	20,000
6.02	Net Cash of Investing Activities	689,000	-441,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-268,000	-561,000
6.02.03	Increase in Intangible Assets (Note 15)	-60,000	-77,000
6.02.04	Sales of Property and Equipment	255,000	225,000
6.02.09	Net cash from discontinueted subsidiaries	0	-28,000
6.02.11	Financial Applications	762,000	0
6.03	Net Cash of Financing Activities	-1,115,000	72,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	1,689,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-934,000	-521,000
6.03.04	Interest Paid	-397,000	-334,000
6.03.05	Payment of Dividends	0	-84,000
6.03.07	Acquisition of companies	0	-3,000
6.03.09	Payment of lease liability	-443,000	-675,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 06/30/2024	Year to date previous period 01/01/2023 to 06/30/2023
6.04	Exchange rate changes in cash and cash equivalents	0	63,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-528,000	-790,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,971,000	5,621,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,443,000	4,831,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 06/30/2024

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.02	Prior year adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.04	Capital Transactions with Shareholders	704,000	-99,000	0	0	0	605,000	0	605,000
5.04.01	Capital Increases	704,000	0	0	0	0	704,000	0	704,000
5.04.03	Share based expenses	0	4,000	0	0	0	4,000	0	4,000
5.04.09	Public offering costs	0	-103,000	0	0	0	-103,000	0	-103,000
5.04.14	Capital Reduction	0	0	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	-992,000	1,000	-991,000	2,000	-989,000
5.05.01	Net Income for the Period	0	0	0	-992,000	0	-992,000	2,000	-990,000
5.05.02	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.06	Internal Changes of Shareholders' Equity	0	0	-2,443,000	2,443,000	0	0	0	0
5.06.04	Compensation for losses from previous years	0	0	-2,443,000	2,443,000	0	0	0	0
5.07	Closing Balance	2,511,000	-73,000	2,886,000	-992,000	-1,000	4,331,000	7,000	4,338,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity
01/01/2023 to 06/30/2023

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.02	Prior year adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	2,605,000	-298,000	-2,025,000	0	0	282,000	36,000	318,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000	0	10,000
5.04.11	Hyperinflationary economy effect	0	0	378,000	0	0	378,000	11,000	389,000
5.04.13	Disco subsidiary PUT valuation	0	0	-106,000	0	0	-106,000	104,000	-2,000
5.04.14	Capital Reduction (Note 23)	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-79,000	-79,000
5.05	Total Comprehensive Income	0	0	0	-673,000	66,000	-607,000	275,000	-332,000
5.05.01	Net Income for the Period	0	0	0	-673,000	0	-673,000	126,000	-547,000
5.05.02	Other Comprehensive Income	0	0	0	0	66,000	66,000	149,000	215,000
5.05.02.04	Foreign currency translation	0	0	0	0	67,000	67,000	149,000	216,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-1,000	-1,000	0	-1,000
5.07	Closing Balance	8,466,000	20,000	5,265,000	-845,000	-1,686,000	11,220,000	2,499,000	13,719,000

Consolidated Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 06/30/2024	Year to date previous period 01/01/2023 to 06/30/2023
7.01	Revenues	9,864,000	9,634,000
7.01.01	Sales of Goods, Products and Services	9,654,000	9,184,000
7.01.02	Other Revenues	206,000	446,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	4,000	4,000
7.02	Products Acquired from Third Parties	-7,534,000	-7,631,000
7.02.01	Costs of Products, Goods and Services Sold	-6,365,000	-6,110,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,169,000	-1,521,000
7.03	Gross Value Added	2,330,000	2,003,000
7.04	Retention	-575,000	-557,000
7.04.01	Depreciation and Amortization	-575,000	-557,000
7.05	Net Value Added Produced	1,755,000	1,446,000
7.06	Value Added Received in Transfer	-150,000	208,000
7.06.01	Share of Profit of Subsidiaries and Associates	32,000	-64,000
7.06.02	Financial Revenue	131,000	177,000
7.06.03	Other	-313,000	95,000
7.07	Total Value Added to Distribute	1,605,000	1,654,000
7.08	Distribution of Value Added	1,605,000	1,654,000
7.08.01	Personnel	1,289,000	1,131,000
7.08.01.01	Direct Compensation	777,000	706,000
7.08.01.02	Benefits	190,000	146,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	72,000	71,000
7.08.01.04	Others	250,000	208,000
7.08.02	Taxes, Fees and Contributions	556,000	206,000
7.08.02.01	Federal	-111,000	-194,000
7.08.02.02	State	547,000	335,000
7.08.02.03	Municipal	120,000	65,000
7.08.03	Value Distributed to Providers of Capital	750,000	864,000
7.08.03.01	Interest	750,000	853,000
7.08.03.02	Rentals	0	11,000
7.08.04	Value Distributed to Shareholders	-990,000	-547,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-992,000	-673,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	2,000	126,000

EARNINGS

RELEASE

2Q24

August 6, 2024

PCAR
B3 LISTED NM

Conference call about the 2Q24 Earnings

Wednesday
August 7, 2024
09:00 am (Brasília)
08:00 am (NY)
01:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

Earnings release 2Q24

São Paulo, August 6, 2024. GPA [B3: PCAR3] announces the results for the 2nd quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. ("Éxito"), in 2022, as disclosed in the material facts and notices to the market, these activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities ("Gas Stations") passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

Solid operational progress with a record Gross Margin of 28.2%. Adjusted EBITDA Margin increases by 2.1 p.p., and financial leverage shows sequential reduction.

- **Record Gross Margin reaches 28.2%, an improvement of 1.9 p.p.** vs. 2Q23, with accelerated commercial captures;
- **Adjusted EBITDA Margin[(1)(2)] of 8.8%, an increase of 2.1 p.p.** vs. 2Q23, and **adjusted EBITDA growth of 34.8%** vs. 2Q23;
- **Sequential reduction in pre-IFRS 16[(3)] financial leverage reaching 2.8x,** with a decrease of R$ 1.2 billion in net debt vs. 2Q23;
- **R$ 272 million in Operational Free Cash Flow[(4)]** in the last 12 months, **a solid improvement of R$ 498 million** vs. last 12 months ended in 2Q23 driven by increased profitability;
- **Gross revenue growth of 2.1%** vs. 2Q23;
  - Increase of 22.5% in the Proximity format[(5)] with the opening and quick maturation of new stores;
  - Robust growth of 15.6% in e-commerce operations;
  - Market share[(6)]: Increase of 0.7 p.p. in the state of São Paulo and stability at national level;
  - Acceleration of growth in May and June, following a strong seasonal impact in April;
- **Increase of 3.4% in Same-store sales ex. calendar effect** vs. 2Q23;
  - The Proximity format grows by 6.9% with acceleration compared to previous quarters.

INCOME STATMENT (R$ million, except when indicated)	GPA Consolidated					
	2Q24	2Q23	Δ	6M24	6M23	Δ
Gross Revenue	4,787	4,688	2.1%	9,654	9,184	5.1%
Net Revenue	4,489	4,381	2.5%	9,075	8,538	6.3%
Gross Profit	1,265	1,151	9.9%	2,510	2,219	13.1%
Gross Margin	28.2%	26.3%	1.9 p.p.	27.7%	26.0%	1.7 p.p.
Selling, General and Administrative Expenses	(915)	(902)	1.5%	(1,835)	(1,744)	5.2%
% of Net Revenue	20.4%	20.6%	-0.2 p.p.	20.2%	20.4%	-0.2 p.p.
National Equity Income	16	15	4.2%	32	24	37.4%
Adjusted EBITDA GPA Brazil (1)(2)	396	294	34.8%	767	556	37.9%
Adjusted EBITDA Margin - GPA Brazil (1)(2)	8.8%	6.7%	2.1 p.p.	8.5%	6.5%	2.0 p.p.
International Equity Income (7)	0	(42)	-100.0%	0	(87)	-100.0%
Adjusted EBITDA GPA Consolidated (2)	396	252	57.2%	767	469	63.6%
Adjusted EBITDA Margin - GPA Consolidated (2)	8.8%	5.7%	3.1 p.p.	8.5%	5.5%	3.0 p.p.
Other Operating Revenue (Expenses)	(55)	(25)	119.8%	(259)	(76)	241.1%
Net Income Controlling Shareholders - Continued Operations	(272)	(324)	-15.9%	(679)	(643)	5.6%
Net Margin Controlling Shareholders - Continued Operations	-6.1%	-7.4%	1.3 p.p.	-7.5%	-7.5%	0.0 p.p.
Net Income Controlling Shareholders - Discontinued Operations (8)	(60)	(101)	-40.8%	(313)	(31)	927.4%
Net Income Controlling Shareholders Consolidated (9)	(332)	(425)	-21.9%	(992)	(673)	47.4%

(1) GPA Brazil excludes impacts from the international perimeter (Cnova); (2) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses; (3) Net Debt divided by GPA Brasil Adjusted EBITDA pre-IFRS 16 LTM; (4) Adjusted EBITDA pre-IFRS 16, excluding equity income, minus variation in working capital, minus Capex; (5) Excluding *"Aliados"* revenue; (6) Source Nielsen and considers the total self-service market sales; (7) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (8) It includes the results from the discontinued operation of hypermarkets, gas stations and Éxito Group; (9) It considers results from continued and discontinued operations.

Relevant events occurred in 2Q24

- On April 2, 2024, after the public offering for the primary distribution of shares, the Casino Group announced the reduction of its stake in the Company to 22.5% (link), resulting in the end of its control of GPA;
- On April 18, 2024, the new Board of Directors, now comprising nine members, took office, including: six independent members (vs. three previously), two members of the Casino Group (vs. six previously) and one member of management (CEO). With the majority of independent members (six out of nine members), new expertise added, greater diversity (two new female members) and with the new chairman position now being held by an independent member, we had another important advance in the Company's governance (link);
- On April 30, 2024, we announced adherence to the ICMS debt settlement program of the Government of the State of São Paulo, which allowed a reduction, according to the discounts resulting from this agreement, of approximately 80% for the settlement of contingencies that amounted to R$ 3.6 billion. Access the material fact in more detail at the link;
- On May 2, 2024, we announced the sale of our administrative headquarters building as part of initiatives to sell non-core assets to reduce the Company's financial leverage. The transaction value totaled R$ 218 million. Access the material fact in more detail at the link;
- On June 26, 2024, we announced the sale of our gas stations' operation, for the total amount of R$ 200 million. This transaction marks the completion of our non-core asset sales plan, which began in 2023, aimed at reducing the Company's financial leverage. The total value of the sales reached R$ 1.9 billion and, when combined with the primary public offering of shares carried out in March 2024, totaling R$ 2.6 billion. The result of this initiative, along with operational improvements, led to a significant reduction in financial leverage pre-IFRS 16, which decreased from 10.6x to 2.8x when comparing 2Q23 and 2Q24, respectively.

Message from the CEO


01
TOP LINE
02
CUSTOMERS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE
GPA

We closed the first half of the year with significant progress supported by the assertive strategy of our six pillars, which have led to progressive and consistent results quarter by quarter.

We recorded solid operational progress in the last quarter, with a record gross margin of 28.2%, an improvement of 2.1 p.p. in the adjusted EBITDA margin, reaching 8.8%, and a growth of 34.8% compared to 2Q23, as well as a sequential reduction in financial leverage, recording a decrease to 7.9x leverage (pre-IFRS 16) compared to 2Q23.

The business performance continues to improve, with increased sales, volume, and maintenance of market share gains (vs. 2Q23), especially in the São Paulo market, which confirms the efficiency of our strategy for store renovation and expansion in this area. It is important to highlight the performance of the Proximity format, which had a strong recovery in growth rates, in response to the work focused on category management and assortment review, as well as the double-digit growth performance of stores opened since 2022.

During this period, we also completed the final stage of our plan of non-core asset sales with the announcement of the sale of the Company's headquarters and the sale of the gas stations' operation. This plan aimed an improvement of our capital structure and reduction on the Company's financial leverage level.

The second half of the year presents many opportunities for us to continue accelerating results. It is time to close the first cycle of the turnaround project and look to the future, consolidating our market position and the value proposition of our business.

Marcelo Pimentel
GPA CEO

Sales Performance

Total sales growth

GROSS REVENUE (R$ million)	2Q24		Variation 2Q24/2Q23	
	Total sales	Share of Sales (%)	Total sales	Same-Store Sales ex. calendar effect[5]
Pão de Açúcar	2,384	49.8%	1.1%	2.7%
Extra Mercado[1]	1,554	32.5%	-0.5%	3.4%
Proximity	554	11.6%	22.5%	6.9%
Other Businesses[2]	68	1.4%	96.0%	n.d
GPA ex. Aliados	**4,560**	**95.3%**	**3.5%**	**3.4%**
Aliados[3]	227	4.7%	-19.0%	n.d.
GPA[4]	**4,787**	**100.0%**	**2.1%**	**3.4%**

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Revenues mainly from commercial centers rentals agreements and Stix Fidelidade; (3) Direct sales model for small businesses; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of 1.5 p.p., mainly due to Easter (03/31 in 2024 vs. 04/09 in 2023).

Total sales reached R$ 4.8 billion in 2Q24, an increase of 2.1%. A highlight was the Proximity format, with an increase of 22.5%, supported by the opening of 51 stores in the last 12 months (10 of which were opened in 2Q24). The new stores continue to show accelerated maturation (approximately seven months on average).

The quarter showed a strong impact from seasonality with the anticipation of the Easter holiday to 1Q24, causing a significant cooling of demand in food retail in April. On the other hand, May and June showed a good recovery, with increased volume and traffic in stores. Additionally, during the quarter, especially in April, we noticed a strong promotional movement in some markets. Despite this scenario, we maintained our discipline in executing the plan for the continuous improvement of our customers' experience and the profitability of operations.

Same-store sales growth by banner and format

YoY Growth Same-Store Sales[1]	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24
Pão de Açúcar	4.2%	5.5%	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%	2.7%
Extra Mercado	4.8%	2.0%	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%	3.4%
Proximity[2]	8.6%	13.1%	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%	6.9%

(1) Excludes calendar effect of 1.5 p.p.; (2) Excludes *"Aliados"* revenue

Same-store sales increased by 3.4% ex. calendar effect

In Pão de Açúcar, same-store sales grew by 2.7%, reflecting a significant improvement in the growth rate in May and June, following a weaker April. This growth was driven by both sales volume and increased average prices and customer traffic in the stores. The categories highligths was: (i) Packaged Breads and Dairy products, which showed significant volume growth; (ii) Fruits and Vegetables, impacted by inflation in major items in the category; and (iii) Cleaning products, which also showed relevant volume growth. The Meat and Poultry and In-House Bakery categories also exhibited substantial growth with increased volumes. The Premium & Valuable customer base continued to evolve compared to the previous year, with a 1.7% increase.

In **Extra Mercado, same-store sales had an increase of 3.4%,** following the same trend as Pão de Açúcar. There was a strong recovery in growth rates in May and June. Positive highlights included Packaged Breads and Dairy products, as well as Fruits and Vegetables, in addition to Fish and Complementary Grocery categories. In the second quarter of 2024, we continued to enhance the customer experience, resulting in an improvement in our NPS. For the upcoming quarters, we will begin the category management, assortment and pricing review project, which has the potential to further boost sales for the brand.

In the Proximity format, in the same-store comparison**, we presented an increase of 6.9%,** with growth accelerating after five quarters. Stores opened since 2022 continue to contribute to growth, showing double-digit same-store increases, highlighting the quality of recent expansion projects. In 2Q24, as in previous quarters, we continued to advance market share (+2.8 p.p.) compared to small supermarkets, maintaining our profitability discipline in a margin-promoting format for the Company.

The *"Aliados"* format, model of direct sales to small businesses, generated R$ 227 million in sales this quarter. Starting in early 2024, we began a process to rebalance this format with a focus on profitability, which explains the reduction in sales volume compared to 2Q23.

Gain of 0.7 p.p. in market share year-over-year in the sate of São Paulo, with a 2.4 p.p. gain over the last two years vs. 2Q22

We maintained the consistency market share gains in line with the strategic plan to increase profitability

Since April 2022, with the kick off of GPA's turnaround plan, we have maintained discipline and consistency in delivering the objectives of the six strategic pillars, resulting in growing recognition from our clients, which may be observed by the relevant gains in market share.

In 2Q24, we increased our market share by 0.7 p.p. in the state of São Paulo and remained stable at the national level, compared to 2Q23 in both cases. Over the last two years, we have seen significant advances in market share, with a growth of 2.4 p.p. in the state of São Paulo and 0.8 p.p. nationally.

This progress, especially in the state of São Paulo where we have the highest concentration of our operations, further reinforces the assertiveness of our direction and the sustainability of the gains we are achieving.

The **proximity format**, with the Minuto Pão de Açúcar and Mini Extra banners, continued to **show significant market share growth, gaining 2.8 p.p.** compared to small supermarkets in the Greater São Paulo area, confirming the success of the value proposition delivered to customers in this format.

National Market Share Variation GPA Total Stores YoY


0.0 p.p.
+0.8 p.p.
2Q22
2Q23
2Q24

Source: Nielsen, self-service market

State of São Paulo Market Share Variation GPA Total Stores YoY


+0.7 p.p.
+2.4 p.p.
2Q22
2Q23
2Q24

Source: Nielsen, self-service market

Expansion: Success in maturing proximity stores. Opening of 51 stores in the last 12 months, including 10 stores in 2Q24

R$ 657 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average, with high performance, and the newest stores, opened in 2022, 2023 e 2024, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company's consolidated profitability.

Quarterly Sales (Expansion 2022-2024) (R$MM)


4
40
256
440
455
509
557
673
659
657
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

In 2Q24, we opened 10 stores being 6 Minuto Pão de Açúcar, 3 Mini Extra and 1 Pão de Açúcar. In the last 12 months, we accumulate 51 new stores, being: (i) 47 in proximity format, 39 Minuto Pão de Açúcar and 8 Mini Extra; and (ii) 4 Pão de Açúcar.

Leader in food E-commerce channels 1P and 3P

Another quarter of strong growth and increased contribution margin

In 2Q24, we presented an increase of 15.6% in e-commerce revenue, maintaining the strong growth of previous quarters. E-commerce sales penetration in total food sales reached 12.6%, representing a 1.5 p.p. increase from the previous year. It's worth noting that we are the leader in sales through the e-commerce channel in Brazil, considering B2C sales through our own channels (1P) and partner platforms (3P).



E-commerce (Gross sales and penetration)
11.1%
11.6%
11.9%
11.8%
12.6%
Gross Sales +15.6%
453
470
538
503
524
2Q23
3Q23
4Q23
1Q24
2Q24
Gross Sales (R$ Million)
Penetration in food sales (%)

One of the pillars of our e-commerce differentiation is the focus on perishables, due to product quality and picking process, driven by customer trust in our products. In 2Q24, we achieved a 34% penetration of perishables' sales in the 1P channel, advancing 8 p.p. compared to the previous year.

Following the efficiency gains process started in 4Q22 and more recently with the migration of e-commerce operations from the Distribution Center to 100% ship-from-store, the contribution margin of this channel has significantly improved, positively contributing to the plan to improve the consolidated margin.

Customers & NPS: Excellence in Service with 83 points in NPS

Greater customer satisfaction translates into increased share of wallet of premium costumers

In 2Q24, **we achieved a record level of 83 points in NPS**, marking the culmination of the customer reconnection journey started in 2022, an increase of 15 points compared to the same period in 2023. All our banners showed improvement compared to the previous year and quarter, demonstrating consistency and sustainability in this result. This advance is the consequence of several initiatives, highlighting continuous employee training, revitalization of Pão de Açúcar stores, and improvements in price perceptions, waiting time in checkout lines, and product availability, highlighting this last one, which reached an excellent level of 94.1% of on-shelf in the quarter, 1 p.p. better than the previous year. In this quarter, we were recognized once again by the Ebit survey (Nielsen), which assesses consumer experience in e-commerce, placing us in the diamond category, the highest position in this ranking

Another encouraging result of our strategy is the increased customer loyalty with the **growth of the share of wallet of premium customers**, showing a 3 percentage points increase over the last 12 months, combined with the constant growth of the Premium & Valuable customer base supported by the loyalty program (*Programa Mais*).

On customer loyalty, we also have a strong position in **Private Labels** and significant potential for developing this platform, connected to the high trust our customers have in our banners. In 2Q24, we achieved a 22.4% penetration of private label sales across our banners, with 23.0% at Pão de Açúcar, 26.3% at Extra Mercado and 20,4% at proximity format. By the end of 2Q24, we had relaunched 347 products under the new Qualitá concept, with new packaging that increased the attractiveness of these products. In the first half of the year, we also launched 102 new products out of a total of 250 expected for 2024.

The value proposition of Private Labels aims to deliver high-quality products comparable to category leaders at extremely competitive prices. The **high customer loyalty** to our private label products is evidenced by their presence in 8 out of 10 baskets, with customers buying Private Label products visiting stores **2.4 times more frequently** than those who do not.

Another key aspect of customer loyalty is through **Stix**, the ecosystem of loyalty programs for major brands, where GPA is the majority partner, bringing together leading retail partners: Pão de Açúcar, Extra Mercado, Raia, Drogasil, Sodimac, C&A, and Shell, with Livelo as the financial partner for acquiring new customers for the ecosystem. Stix aims to increase average spending and frequency for its partners through its coalition loyalty programs, with a simple and practical model for earning and redeeming points. In 2Q24, the platform reached 8.8 million customers, a 48% increase from the end of 2023, with over 4 million customers engaged with two or more ecosystem partners. In the first half of 2024, R$ 198 million in points were redeemed in the Stix ecosystem, a 200% increase from the previous year. At GPA, Stix plays an important role in increasing the frequency and average spending of our recurring customers.

Financial Performance

Highest Gross Margin since 2020 with accelerated commercial gains

Solid expansion of 1.9 p.p. when compared to 2Q23 and 1.0 p.p. vs. 1Q24

Profitability Evolution – Gross Profit GPA



+1.9 p.p.
25.7
26.3
26.6
27.0
27.2
28.2
1,068
1,151
1,161
1,317
1,245
1,265
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Gross Profit (R$ million)
Gross Margin (%)

Gross Profit totaled R$ 1.3 billion in 2Q24, with a margin of 28.2%, showing an improvement of 1.9 p.p. and 1.0 p.p. compared to 2Q23 and 1Q24, respectively. The continuous improvement in Gross Profit compared to the previous year is mainly due to: (i) continuous progress in commercial negotiations; (ii) the start of capturing gains from the promotional efficiency project, which began implementation in April and had positive impacts in May and June; (iii) growth in retail media revenues; and (iv) reduction in logistics costs, partly due to the zero base budget project.

The **promotional efficiency** project has enabled more effective targeting of offers to each customer, taking into account their purchase profile. As a result, the Company focuses promotions on items that truly matter in each customer's basket, optimizing margin investment without compromising the shopping experience. This project uses machine learning tools for optimization.

The **retail media** project comprehends both the sale of media space in our stores and the provision of commercial intelligence to our suppliers, allowing them to optimize their marketing investment towards the audience they truly want to reach. We have 90 suppliers with 200 campaigns conducted or ongoing in the first half of 2024.

The promotional efficiency and retail media projects are in the early stage of implementation and present significant growth potential. Both projects leverage the extensive data GPA has on customer behavior, obtained through our high level of identification from our loyalty programs (Pão de Açúcar Mais and Clube Extra).

Selling, General and Administrative Expenses totaled R$ 915 million in the quarter, representing 20.4% of net revenue The efficiency gain of 0.2 p.p. compared to 2Q23 was mainly due to savings in marketing and utilities expenses, partly as a result of the zero base budget project.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 16 million, an increase of R$ 1 million compared to 2Q23. Highlights from FIC for the quarter included effective control of delinquency and a 48% increase in the use of proprietary cards in our sales channels, especially in e-commerce channels, demonstrating customer recognition of the value proposition.

Continuos sequential improvement in Adusjted EBITDA margin

Expansion of 2.1 p.p. when compared to 2Q23 and 0.7 p.p. vs. 1Q24



Profitability Evolution – Adjusted EBITDA GPA
+2.1 p.p
6.3%
6.7%
7.4%
8.1%
8.1%
8.8%
263
294
326
397
372
396
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Adjusted EBITDA (R$ million)
Margin (%)

As a result of the effects mentioned above, GPA's **Adjusted EBITDA** was R$ 396 million, representing a growth of 34.8% vs. 2Q23, and adjusted EBITDA margin of 8.8%, showing an improvement of 2.1 p.p. vs. 2Q23. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) in the completion of projects that will impact the rebalancing of categories in light of the new value proposition of Pão de Açúcar and Extra Mercado banners; (iii) maturation of the promotional efficiency and retail media projects; (iv) improving shrinkage management; (v) capturing expense reductions through the implementation of new phases of the zero base budget project.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Revenues and Expenses amounted to R$ (55) million. This result is primarily due to expenses related to the closure of five Extra Mercado stores.

CONSOLIDATED NET FINANCIAL RESULT

FINANCIAL RESULT (R$ million)	GPA					
	2Q24	2Q23	Δ %	6M24	6M23	Δ %
Financial Revenue	48	80	-40.6%	126	172	-26.7%
Financial Expenses	(246)	(306)	-19.8%	(500)	(619)	-19.2%
Cost of Debt	(139)	(224)	-37.9%	(303)	(447)	-32.2%
Cost of Receivables Discount	(16)	(20)	-20.0%	(33)	(39)	-15.4%
Other financial expenses	(91)	(62)	46.0%	(164)	(133)	23.3%
Net Financial Revenue (Expenses)	(198)	(226)	-12.4%	(374)	(447)	-16.3%
% of Net Revenue	4.4%	5.2%	-0.8 p.p.	4.1%	5.2%	-1.1 p.p.
Interest on lease liabilities	(121)	(112)	8.5%	(243)	(222)	9.5%
Net Financial Revenue (Expenses) - Post IFRS 16	(319)	(338)	-5.5%	(617)	(669)	-7.8%
% of Net Revenue - Post IFRS 16	7.1%	7.7%	-0.6 p.p.	6.8%	7.8%	-1.0 p.p.

The Company's **net financial result** totaled R$ (199) million in 2Q24, representing 4.4% of net revenue. This result represents an improvement of 11.9% compared to the same period last year, mainly due to the reduction of R$ 1.2 billion in net debt and the reduction in the basic interest rate. The gain related to these two factors was partially offset by the start of recognizing the interest on the installments related to the ICMS debt settlement with the state of São Paulo.

Adding interest on lease liabilities, the amount reached R$ (319) million, equivalent to 7.1% of net revenue.

CONSOLIDATED NET INCOME OF CONTINUED AND DESCONTINUED OPERATIONS

ON-OFF EFFECTS CONTINUED NET INCOME (R$ million, except when indicated)	GPA					
	2Q24	2Q23	Δ R$	6M24	6M23	Δ R$
Controlling Net Income - Continued Activities	(272)	(324)	52	(679)	(643)	(36)
(+) Adjustment in Other Operating Income and Expenses	0	0	0	111	0	111
Provision of São Paulo ICMS' Settlement	0	0	0	86	0	86
GPA's headquartes' Impairment	0	0	0	25	0	25
(+) Non recognition of credits of Income Tax/CSLL	100	57	43	199	72	127
Controlling Sharholders Adjusted Net Income - Continued Operations	(173)	(267)	95	(369)	(571)	202

In 2Q24, the **Continuing Net Loss** reached R$ (272) million, an improvement of R$ 52 million compared to the same period last year. Adjusting for the effect of tax credits on fiscal losses between quarters, we would present an **Adjusted Continuing Net Loss** of R$ (173) million, reflecting an improvement of R$ 95 million compared to 2Q23.

The **Discontinued Net Loss** reached R$ (60) million, mainly due to the impact of labor contingencies from Extra Hiper.

CASH GENERATION AND NET DEBT

NET DEBT VARIATION – MANAGERIAL VIEW (R$ milhões)	GPA					
	2Q24	2Q23	Δ R$	LTM[5] 2Q24	LTM[5] 2Q23	Δ R$
Adjusted EBITDA GPA Brazil pre IFRS16[1]	180	90	91	620	275	345
(-) Share Profit of Associates Brazil	(16)	(15)	(1)	(59)	(50)	(10)
Income tax paid	(1)	(0)	(0)	(1)	(1)	(0)
Working Capital of Goods Variation	36	214	(177)	34	176	(142)
Inventory Variation	(114)	114	(227)	(31)	44	(75)
Suppliers Variation	108	70	38	136	93	43
Receivable Variation	42	30	12	(71)	38	(109)
Other Operational Asset and Liabilities Variation	21	70	(49)	432	329	102
Operational Cash Flow	221	358	(137)	1,025	730	295
Capex adjusted by BTS[2]	(158)	(138)	(20)	(753)	(956)	203
Operational Free Cash Flow	63	220	(157)	272	(227)	498
Other Operation Income and Expenses	(238)	(163)	(74)	(888)	(1,011)	123
Dividends	0	20	(20)	94	266	(172)
Adjusted Operational Free Cash Flow	(175)	77	(251)	(522)	(972)	449
Sale of Assets[3]	220	204	16	2,288	3,356	(1,068)
Cash Flow after Sale of Assets	46	281	(235)	1,765	2,384	(619)
Net Financial Cost[4]	(109)	(180)	71	(606)	(814)	208
Net Debt Variation	(64)	100	(164)	1,160	1,570	(411)

(1) it considers EBITDA adjusted by Other Operating Income and Expenses, with the result of Equity Income from National Operations and with rental costs and expenses; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) it Includes revenues of asset sales and strategic projects, such as Follow-on, sale of Extra Hiper stores and the sale of participation in Éxito; (4) It includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables; (5) Last twelve months

For the 12 months ending in 2Q24, net debt was reduced by R$ 1.2 billion, excluding non-discounted receivables, impacted by non-core asset sales and the primary public offering of shares, totaling R$ 2.3 billion, and by operational free cash flow, which amounted to R$ 272 million, with a significant improvement of R$ 498 million compared to the same period ending in 2Q23. The improvement in free cash flow is, mainly, due to the increase in EBITDA pre-IFRS 16 and the reduction in Capex.

In other cash flow lines, it worth mention that: (i) a R$ 123 million improvement in Other Revenues and Operating Expenses, mainly due to the reduction in labor contingencies; and (ii) a R$ 208 million improvement in net financial costs, impacted by the reduction in financial leverage.

Below is a table detailing working capital of goods, demonstrating stability in terms compared to 2Q23.

WORKING CAPITAL OF GOODS (R$ million)	GPA						
	2Q23	3Q23	4Q23	1Q24	2Q24	2Q24 vs 2Q23	2Q24 vs 1Q24
(+) Suppliers	2,197	2,219	3,020	2,225	2,333	136	108
(-) Inventory	(1,965)	(1,992)	(1,950)	(1,882)	(1,996)	(31)	(114)
(-) Receivables	(292)	(352)	(468)	(405)	(363)	(71)	42
(=) Cash Flow After Receivables	(59)	(126)	603	(62)	(26)	34	36
In Days of COGS							
(+) Suppliers	55	54	73	53	56	1	2
(-) Inventory	(49)	(49)	(47)	(45)	(48)	1	(3)
(-) Receivables	(7)	(9)	(11)	(10)	(9)	(1)	1
(=) Cash Flow After Receivables	(1)	(3)	15	(1)	(1)	1	1

NET DEBT CONSOLIDATED

Pre-IFRS 16 leverage improves sequentially, reaching 2.8x with a reduction of R$ 1.2 billion in net debt.

INDEBTEDNESS (R$ milhões)	GPA		
	06.30.2024	06.30.2023	Δ R$
Short-Term Debt	1,127	1,576	(450)
Loans and Financing	624	1,539	(916)
Debentures	503	37	466
Long-Term Debt	3,100	4,585	(1,485)
Loans and Financing	169	1,342	(1,173)
Debentures	2,931	3,243	(312)
Total Gross Debt	4,226	6,161	(1,934)
Cash and Financial investments	(2,443)	(3,217)	774
Net Debt	1,783	2,944	(1,160)
On balance Credit Card Receivables not discounted	(76)	(29)	(47)
Net Debt incl. Credit Card Receivables not discounted	1,708	2,915	(1,207)
EBITDA Ajustado GPA Brasil(últimos 12 meses)	1,490	1,086	404
Net Debt including Credit Card Receivables not discounted / Adjusted EBITDA GPA Brasil (LTM)	1.1x	2.7x	-1.5x
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	620	275	345
Net Debt including Credit Card Receivables not discounted / Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	2.8x	10.6x	-7.9x

Net debt, including the balance of non-advanced receivables, reached R$ 1.7 billion, a reduction of R$ 1.2 billion compared to the same period last year. Financial leverage pre-IFRS 16, measured by net debt divided by GPA Brazil's Adjusted EBITDA pre-IFRS 16, which includes rental expenses, decreased to 2.8x from 7.9x compared to 2Q23.

INVESTMENTS

ADJUSTED CAPEX[1] (R$ million)	GPA					
	2Q24	2Q23	Δ R$	LTM24[2]	LTM23[2]	Δ R$
New Stores and Land Acquisition	29	(9)	38	225	163	62
Store Renovations, Conversions and Maintenance	63	65	(2)	214	429	(214)
IT, Digital and Logistics	65	81	(16)	314	365	(51)
Total	158	138	20	753	956	(203)

(1) Net from the financing of built to-suit format to the new stores of Pão de Açúcar; (2) *Last twelve months*

In 2Q24, the adjusted Capex for built-to-suit operations ("Adjusted Capex") reached R$ 158 million, an increase of R$ 20 million compared to 2Q23, mainly in New Stores and Land Acquisitions. Over the 12 months, Adjusted Capex reached R$ 753 million, a reduction of R$ 203 million compared to the 12 months ending in 2Q23, mainly in Renovations, Conversions, and Maintenance, which in 2022 saw a higher concentration of investments in renovations for converting Extra hypermarket stores to supermarket formats.

ESG AT GPA

Agenda with and for society and the environment

Commitment to Trasparecy: In 2Q24, we published our 2023 Sustainability Annual Report as part of our commitment to integrating business strategy with sustainability. The document is available on our website (link) and showcases our progress and achievements in socio-environmental issues, as well as a macro view of the business, including governance and transparency.

In July, our initiatives to provide a healthy, safe, diverse and welcoming environment were recognized by Great Place to Work (GPTW) and we are among the best companies to work for. Among the highlights is the recognition of GPA, for the 4th consecutive year, as a diverse and inclusive environment that offers opportunities for growth and professional development.

Promotion of diversity and inclusion: Reinforcing our commitments and supporting the training of our employees and partners, we held the Diversity and Sustainability Fortnight with a schedule of ESG-related content. Over 5,000 attendees participated in lectures, events, volunteer actions, a social fair with small entrepreneurs, and supplier product activations with ESG attributes. During this agenda, GPA, reaffirming its commitments, joined the Transparency 100% and Race is Priority Movements of the UN Global Compact. In June, in celebration of International LGBTQIA+ Pride Day, strengthening our commitment to respecting and promoting LGBTQIA+ rights, we conducted internal engagement actions impacting over 1,240 employees directly. Finally, during the two weeks, more than 1.5 tons of food were collected in an internal event for employees, which were donated to a partner organization, SP Invisível, helping to supplement up to 3 million meals.

Combating climate change: We continue with our public commitment to reduce scope 1 and 2 emissions by 50% by 2025 (2015 baseline), progressing with projects to replace refrigerant gases in stores. Our renewable energy consumption also remains aligned with our commitment to migrate 100% of our medium-voltage stores to the Free Energy Market by 2024, achieving a 95.8% rate in 2Q24. In 2Q24, we achieved a 7% reduction in scope 1 and 2 emissions compared to the same period in 2023, primarily due to store renovations and increased renewable energy consumption.

Animal Welfare: In 2Q24, we promoted initiatives to encourage conscious consumption of pork in partnership with the Brazilian Association of Pig Farmers (ABCS). These actions included the dissemination of a biosecurity and animal welfare guide for pig producers, aimed at advancing the supply chain. Additionally, through the Quality from the Source (QDO) Program, we held a meeting with over 600 suppliers of fruits, vegetables, and meat (beef and pork), discussing how the program integrates with GPA's ESG strategic pillar and recognizing suppliers that demonstrated the best practices in social, environmental, and quality aspects in 2023.

Social Impact: Through Instituto GPA, GPA donated 10 tons of food to the population affected by floods in Rio Grande do Sul, which was added to 64.2 tons donated by our customers, partners, and employees in a campaign promoted by Pão de Açúcar and Extra stores. The donation was made in partnership with the NGO Amigos do Bem and nine other social organizations, and was delivered directly to those affected in the region. This volume contributes to over 449.4 tons of food donated in 2024 through fundraising campaigns for more than 100 social organizations.

BREAKDOWN OF STORE CHANGES BY BANNERS

In 2Q24, we opened 10 new stores, including 9 in the proximity format and 1 under the Pão de Açúcar banner. During the same period, we closed 8 stores (5 under the Extra Mercado banner and 3 in the proximity format).

The closures made during the quarter are consistent with the process of adjusting our store network based on store performance evaluations, competitive market conditions, and movements within the rest of the network.

Stores by Banner	1Q24	2Q24					
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA	**698**	**10**	**0**	**-7**	**0**	**701**	**558**
Pão de Açúcar	193	1	0	0	0	194	266
Extra Mercado	178	0	0	-5	0	173	207
Mini Extra	144	3	0	0	0	147	36
Minuto Pão de Açúcar	182	6	0	-2	0	186	46
Stores under Conversion / Analysis	1	0	0	0	0	1	2

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET		
(R$ million)	ASSETS	
	Consolidated	
	06.30.2024	06.30.2023
Current Assets	6,019	28,951
Cash and Marketable Securities	2,443	3,217
Financial Applications	14	0
Accounts Receivable	364	292
Credit Card	76	29
Sales Vouchers and Trade Account Receivable	269	229
Allowance for Doubtful Accounts	(2)	(1)
Resulting from Commercial Agreements	21	35
Inventories	1,996	1,965
Recoverable Taxes	688	949
Credits with Controlling Shareholders	0	0
Noncurrent Assets for Sale	202	21,870
Claims with Related Parties	0	0
Prepaid Expenses and Other Accounts Receivables	312	658
Noncurrent Assets	14,022	15,447
Long-Term Assets	5,095	5,873
Accounts Receivable	0	0
Credit Cards	0	0
Recoverable Taxes	2,556	2,850
Deferred Income Tax and Social Contribution	1,143	1,289
Amounts Receivable from Related Parties	17	46
Judicial Deposits	428	686
Prepaid Expenses and Others	951	1,002
Investments	802	837
Investment Properties	0	0
Property and Equipment	6,217	6,742
Intangible Assets	1,908	1,995
TOTAL ASSETS	20,041	44,398

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET		
(R$ million)	LIABILITIES	
	Consolidated	
	06.30.2024	06.30.2023
Current Liabilities	**5,834**	**18,141**
Suppliers	2,448	2,289
Trade payable, agreement	165	217
Loans and Financing	624	1,539
Debentures	503	37
Lease Liability	460	516
Payroll and Related Charges	394	318
Taxes and Social Contribution Payable	401	262
Financing for Purchase of Fixed Assets	156	192
Debt with Related Parties	6	86
Advertisement	16	15
Provision for Restructuring	7	12
Unearned Revenue	167	167
Liabilities on Noncurrent Assets for Sale	132	11,981
Others	355	510
Long-Term Liabilities	**9,869**	**12,539**
Loans and Financing	169	1,342
Debentures	2,931	3,243
Lease Liability	3,854	3,664
Financing by purchasing assets	276	0
Income tax payable	0	0
Related Parties	0	0
Deferred Income Tax and Social Contribution	0	4
Tax Installments	678	80
Provision for Contingencies	1,460	2,840
Unearned Revenue	65	85
Provision for loss on investment in Associates	0	892
Others	436	389
Shareholders' Equity	**4,339**	**13,719**
Attributed to controlling shareholders	4,332	11,220
Capital	2,511	8,466
Capital Reserves	(73)	20
Profit Reserves	1,894	4,421
Other Comprehensive Results	(1)	(1,686)
Minority Interest	7	2,499
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**20,041**	**44,398**

INCOME STATEMENT – 2st QUARTER OF 2024

(R$ Million)	Consolidated		
	2Q24	2Q23	Δ
Gross Revenue	**4,787**	**4,688**	2.1%
Net Revenue	**4,489**	**4,381**	2.5%
Cost of Goods Sold	(3,194)	(3,201)	-0.2%
Depreciation (Logistics)	(30)	(29)	5.0%
Gross Profit	**1,265**	**1,151**	9.9%
Selling Expenses	(741)	(769)	-3.5%
General and Administrative Expenses	(174)	(133)	30.6%
Selling, General and Adm. Expenses	**(915)**	**(902)**	1.5%
Equity Income	16	(26)	n.a.
Other Operating Revenue (Expenses)	(55)	(25)	119.8%
Depreciation and Amortization	(260)	(252)	3.1%
Earnings before interest and Taxes - EBIT	**51**	**(54)**	**n.a.**
Financial Revenue	48	80	-40.6%
Financial Expenses	(367)	(418)	-12.1%
Net Financial Result	**(319)**	**(337)**	**-5.4%**
Income (Loss) Before Income Tax	**(268)**	**(391)**	**-31.4%**
Income Tax	(3)	67	n.a.
Net Income (Loss) Company - continuing operations	(271)	(324)	-16.3%
Net Result from discontinued operations	(60)	(29)	109.9%
Net Income (Loss) - Consolidated Company	**(331)**	**(353)**	**-6.0%**
Net Income (Loss) - Controlling Shareholders - continuing operations	**(272)**	**(324)**	**-15.9%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	(60)	(101)	-40.8%
Net Income (Loss) - Consolidated Controlling Shareholders	**(332)**	**(425)**	**-21.9%**
Minority Interest - Non-controlling - continuing operations	1	0	982.6%
Minority Interest - Non-controlling - discontinued operations	0	73	-100.0%
Minority Interest - Non-controlling - Consolidated	**1**	**73**	**-98.4%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**341**	**227**	**50.3%**
Adjusted EBITDA[1]	**396**	**252**	**57.2%**

% of Net Revenue	Consolidated		
	2Q24	2Q23	Δ
Gross Profit	**28,2%**	**26,3%**	**1,9 p.p.**
Selling Expenses	-16,5%	-17,5%	1,0 p.p.
General and Administrative Expenses	-3,9%	-3,0%	-0,8 p.p.
Selling, General and Adm. Expenses	**-20,4%**	**-20,6%**	**0,2 p.p.**
Equity Income	0,4%	-0,6%	1,0 p.p.
Other Operating Revenue (Expenses)	-1,2%	-0,6%	-0,6 p.p.
Depreciation and Amortization	-5,8%	-5,8%	0,0 p.p.
Earnings before interest and Taxes - EBIT	**1,1%**	**-1,2%**	**2,4 p.p.**
Net Financial Result	**-7,1%**	**-7,7%**	**0,6 p.p.**
Income (Loss) Before Income Tax	**-6,0%**	**-8,9%**	**3,0 p.p.**
Income Tax	-0,1%	1,5%	-1,6 p.p.
Net Income (Loss) Company - continuing operations	-6,0%	-7,4%	1,4 p.p.
Net Income (Loss) - Consolidated Company	**-7,4%**	**-8,0%**	**0,7 p.p.**
Net Income (Loss) - Controlling Shareholders - continuing operations	-6,1%	-7,4%	1,3 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	**-7,4%**	**-9,7%**	**2,3 p.p.**
Minority Interest - Non-controlling - continuing operations	0,0%	0,0%	0,0 p.p.
Minority Interest - Non-controlling - Consolidated	**0,0%**	**1,7%**	**-1,6 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**7,6%**	**5,2%**	**2,4 p.p.**
Adjusted EBITDA[1]	8,8%	5,7%	3,1 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

Management statement on the financial statements

In accordance with item VI, paragraph 1, article 27 of CVM Resolution No. 80 of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the Company's Interim Financial Statements for the second quarter of 2024, authorizing their conclusion on this date.

São Paulo, August 6th 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

Management statement on the independent auditor's report

In accordance with item V, of paragraph 1, of article 27 of CVM Resolution No. 80, of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the opinion expressed in the independent auditors' report on the Company's Interim Financial Statements for the second quarter of 2024, issued on this date.

The Executive Board declares that it has reviewed, discussed and agreed with the Company's Interim Financial Statements for the second quarter of 2024, authorizing the conclusion on this date.

São Paulo, August 6th 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

(In millions of Brazilian reais, unless otherwise stated)

1. Corporate information

Companhia Brasileira de Distribuição ("Company" or "CBD"), directly or through its subsidiaries ("Group" or "GPA") is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, "Minuto Pão de Açúcar", "Mercado Extra" and "Minimercado Extra". The Group's headquarters are located in São Paulo city, State of São Paulo, Brazil.

The Company also operated in other Latin American countries through the subsidiary Almacenes Éxito SA ("Éxito"), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA was completed in the third quarter of 2023, see note 1.2.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão ("B3")) called Novo Mercado, under the ticker "PCAR3", and on the New York Stock Exchange (ADR level III), under the code "CBD".

The Company was directly controlled by Ségisor and its ultimate parent company is Casino Guichard Perrachon ("Casino"), French company listed on Paris Stock Exchange. As result of public distribution offer process (note 1.1), Casino's interest held decreased from 40.89% to 22.53%, ceasing to be the controlling shareholder of the Company on April 18, 2024, establising new members of the Board administration. The Board is made up for 9 members being 2 members representing Casino.

1.1 Public Distribution Offer

On March 13, 2024, the Board of Directors approved the price per share of R$3.20 reais, the effective increase in the Company's share capital, as well as its approval, through the issuance of 220,000,000 new common shares, nominative, book-entry and without par value, issued by the Company, all free and clear of any liens or encumbrances, at the price per share, therefore making the total amount of the offer R$704. The cost of this transaction was R$103, and includes costs with advisors, lawyers, banks and extraordinary bonuses for administrators and employees.

Due to the increase in the Company's share capital following the scope of the Offer, the Company's new share capital now is R$2,511, divided into 490,174,859 common shares, all nominative, book-entry and no nominal value.

The Shares subject of the Offer started to be traded on B3 S.A on March 15, 2024 and the physical and financial settlement of the shares took place on March 18, 2024.

The company used the net resources from the Offer, fully and exclusively, to reduce its financial leverage, through the prepayment of financial contracts maintained with financial institutions.

1.2 Segregation and discontinuation of subsidiary Éxito's operations in the Company

Detailed information on the segregation transaction and discontinuation of the operations of the Subsidiary Éxito in the Company was presented in the 2023 annual financial statements, in the note nº1.2.

Management complied with all the requirements of the segregation process of its subsidiary Éxito, and in accordance with CPC 31/IFRS 5 (Non-current assets held for sale and discontinued operation), the subsidiary Éxito and its subsidiaries were presented as assets held for distribution in the balance

(In millions of Brazilian reais, unless otherwise stated)

sheet on December 31, 2022 and discontinued operations in the result for that year. In the Financial Statements of December 31, 2023, the results of the subsidiary Éxito and its subsidiaries were presented in discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31, 2023.

On January 23, 2024, after the conclusion of the OPA launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, the transaction was completed and GPA received the amount of US$156 million (corresponding to R$789 million in 23 January 2024, including in this value the positive effect of R$12 of the hedge contracted on October 31st) from the sale of GPA's entire remaining interest held in Éxito's share capital.

1.3 Sale of participation in CNova

GPA held an indirect equity interest of 34% in the share capital of CNova N.V. ("Cnova"). On September 8, 2023, Casino proposed to start negotiations for the sale of the indirect participation held by the Company in Cnova for an entity of the Casino group, for a price to be defined and agreed by the parties, based on usual financial evaluation methodologies.

In light of this event, in application of CPC18/IAS28, and considering the provisions contained in CPC25/IAS37, the Company assessed whether there was still a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee. Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the discussions that culminated in the sale of the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss of investment in the period ending on September 30, 2023, in the amount of R$872.

The Administration concluded negotiations for the sale of its indirect equity interest in Cnova and on November 25, 2023, the Company's Board of Directors, based on the recommendation of the Independent Special Committee constituted on September 8, 2023, approved the proposal for € 10 million (R$53.5 million) submitted by Casino, based on a fairness opinion prepared by an independent financial institution, for the acquisition of the entire stake held by the Company in Cnova. The transaction value is paid in two installments, with the first installment being paid in cash, representing 80% of the amount due, corresponding to € 8 million (R$ 42.8 million), and the second installment representing the remainder of the price in the amount of € 2 million (R$ 10.7 million), which was received in the 1st quarter of 2024.

In addition to the amounts above, it was agreed to pay a variable installment ("Equalization Payment") in the case of a subsequent transaction involving the sale of the interest held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counting from the settlement date. The objective of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a subsequent transaction, aiming for the best interests of the company and its shareholders. There is no fair value impact to be recorded regarding this topic on June, 30, 2024.

1.4 NYSE's delisting process

On March 29, 2024, the Board of Directors approved the delisting of the ADSs from the NYSE. The Board of Directors' decision is restricted only to the delisting of ADSs from the NYSE. The Company's common shares will continue to be listed and traded on B3 S.A, which is the main trading market for the Company's shares.

Immediately following the delisting of the ADSs from the NYSE, the Company intends to maintain its ADS program. In the future, the Company plans to file a request to deregister its common shares and ADSs with the United States Securities and Exchange Commission ("SEC"). Once the legal requirements are met and the cancellation of registration with the SEC is effective, the Company's

(In millions of Brazilian reais, unless otherwise stated)

disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended, will terminate.

The Company's Board of Directors understood that the delisting of the ADSs from the NYSE is the best interests of the Company and its shareholders, taking into account: (i) the very limited trading volume of the ADSs in relation to the global volume (B3 and NYSE) trading of the Company's common shares; (ii) the fact that the Company has not historically sought funding through the NYSE; and (iii) the relevant costs associated with maintaining the listing of the ADSs on the NYSE and with the registration of the Company's common shares and ADSs with the SEC, as well as compliance with periodic reports and related obligations.

Since September 2023, after the segregation of Almacenes Éxito S.A., the ADSs have represented less than 5% of the average daily global trading volume (B3 and NYSE) of the Company's common shares and, since January 2024, less than 3%.

The Company has notified the NYSE of its approval of the delisting and the Company will present the Form 25 ("Form 25") to SEC within the appropriate time frame.

1.5 Sale of Administrative Headquarters

On May 2, 2024, the Company entered into a sale transaction of its administrative headquarters, located in the city of São Paulo, for R$218, 82% of which will be received in 2024 and 18% in installments until Mar/26, comprising: (i) Sale and Leaseback operation represented only by the administrative tower that makes up the property for R$109, where the Company's administrative headquarters will remain through a lease agreement for an initial term of 15 years and a cap rate, approximately 9%. The lease contract ensures the maintenance of administrative activities at the same address. The impact of the transaction in June 2024 was an increase in the right of use of R$66 and an increase in the lease liability of R$66. In June 2024, the company chose to advance the receivable relating to the sale transaction of the administrative tower next to Virgo Companhia de Securitização in the amount of R$95, with R$87 being the amount received by the Company and R$8 recorded in the financial result (note 27) as transaction cost. The amount of R$14 had already been received in May as a guarantee for the transaction. The precedent conditions for revenue recognition and cost write-off have not been met to date. Therefore, the amount of R$109 is recorded in liabilities held for sale and the cost in the amount of R$109 is recorded in assets held for sale. Management expects to complete the precedent conditions by the end of the year. (ii) Execution of the private purchase and sale commitment instrument of the part attached to the administrative tower in the total value of R$109. The total amount has already been received by the Company and the cost being the same amount, there was no impact on the result.

1.6 Sale of Gas Stations

On February 23, 2024, Management informed the market about advances in its plan to reduce financial leverage through the sale of non-core assets and improve efficiency in capital allocation. In this context, the Company has ongoing negotiations aimed at selling the Company's gas stations located in different regions of Brazil, through several transactions with different potential buyers.

On June 26, 2024, the Company reported that, with the signing of the contract for the sale of the 49 gas stations located in the State of São Paulo, it concluded the definitive contracts for the majority of its gas stations' operations.

The sale of the Company's 71 gas stations, located in different regions of Brazil, has a total value of approximately R$200 million, which will be paid as follows: (i) R$138 million expected by the end of 2024, upon completion certain conditions precedent; and (ii) remaining installments representing R$62 million, upon completion of other conditions precedent that aim at the definitive transfer of gas stations to buyers in each region.

The gas station operation in the state of São Paulo, which represents the majority of the total value of this transaction, has the company Ultra Group as its buyer. The remaining operations, located in eight states, are represented by other buyers. Until the effective transfer to buyers, the operating of gas stations will remain operated by GPA, including with regard to the appropriation of the results generated by the respective operations.

The net assets and net liabilities of gas stations and administrative headquarters are presented in assets held for sale and liabilities held for sale. Additionally, the operating result of gas stations is presented separately as a discontinued operation in light of CPC 31 / IFRS5.

1.7 Continuity of Operations

Management assessed the Company's ability to continue operating in the foreseeable future and concluded that it has the capacity to keep its operations and systems functioning normally. Therefore, Management is not aware of any material uncertainty that could generate significant doubts about the Company's ability to continue operating and the financial statements were prepared based on the going operational continuity.

2. Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with IAS 34 - "Interim Financial Reporting, issued by the International Accounting Standards Board - IASB and technical pronouncements CPC 21 (R1) "financial statements" and ratified by the Brazilian Securities and Exchange Commission – CVM, applied in this quarterly financial statements.

The interim financial information were prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The interim financial information are being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated interim financial information for the year ended June 30, 2024 were approved by the Board of Directors on August 6, 2024.

The income statement for the year and the explanatory notes related to the results for the quarter ended June 30, 2023 are being restated due to the discontinuation process of gas stations (see note no. 31), considering the effects of such transactions in compliance with the technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The interim financial information includes the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The interim financial information of the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

(In millions of Brazilian reais, unless otherwise stated)

In the individual interim financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3. Material accounting policy information

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3 and in each corresponding explanatory note according to the financial statements on December, 31, 2023, and approved on February, 21, 2024, therefore, must be read together.

4. Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

In the period ended June 30, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

5. Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended June 30, 2024 were the same as those adopted in the 2023 annual financial statements, disclosed in explanatory note no. 5.

(In millions of Brazilian reais, unless otherwise stated)

6. Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2023, in note No. 6.

		Parent Company		Consolidated	
		06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Cash and banks – Brazil		**88**	245	**89**	246
Cash and banks – Abroad	(*)	**86**	74	**86**	74
Short-term investments – Brazil	(**)	**1,732**	2,475	**2,268**	2,651
		1,906	2,794	**2,443**	2,971

(*) As of June 30, 2024, refers to the Company's funds invested in the United States, in US dollars, converted as of June 30, 2024 in the amount of R$86 (R$ 74 on December 31, 2023).

(**) Financial investments, on June 30, 2024, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 99.45% (100.15% on December 31, 2023) of the CDI (Interbank Deposit Certificate).

7. Financial Applications

The company has certain financial investments classified separately from cash and cash equivalents based on specific characteristics of these securities. On January 23, 2024, GPA liquidated the remaining interest held in Grupo Éxito corresponding to 13.31%, by receiving US$156 millions (corresponding to R$789 on this date net of the derivative), (note 1.2), recording only the value of R$14 referring to the CDB (Bank Deposit Certificate).

(In millions of Brazilian reais, unless otherwise stated)

8. Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2023, in note No. 8.

	Parent Company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Credit card companies	**71**	109	**72**	109
Credit card companies - related parties (note 12.2)	**4**	8	**4**	8
Sales vouchers and trade receivables	**194**	223	**245**	272
Private label credit card	**23**	30	**23**	30
Receivables from related parties (note 12.2)	**11**	21	**1**	9
Receivables from suppliers	**22**	32	**21**	32
Allowance for doubtful accounts (note 8.1)	**(2)**	(3)	**(2)**	(2)
Total	323	420	364	458

8.1. Allowance for doubtful accounts on trade receivables

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
At the beginning of the period	**(3)**	(2)	**(3)**	(2)
Allowance booked for the period	**-**	(2)	**-**	(14)
Write-offs of receivables	**1**	3	**1**	22
Discontinued operations	**-**	-	**-**	(8)
Foreign currency translation adjustment	**-**	-	**-**	1
At the end of the period	**(2)**	(1)	**(2)**	(1)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days
06.30.2024	**366**	**337**	**21**	**3**	**1**	**4**
12.31.2023	460	447	9	1	1	2

(In millions of Brazilian reais, unless otherwise stated)

9. Other receivables

Detailed information on other accounts receivable was presented in the 2023 annual financial statements, in Note 9.

	Parent Company		Consolidated	
	06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Accounts receivable – GCB (*)	**588**	588	**588**	588
Accounts receivable – Sendas (**)	**148**	108	**148**	108
Receivable from sale of subsidiaries	**56**	61	**56**	61
Lease receivables	**9**	15	**9**	15
Sale of real estate properties	**-**	11	**-**	11
Others	**58**	97	**69**	146
Allowance for doubtful accounts on other receivables (note 9.1)	**(3)**	(4)	**(3)**	(4)
	856	876	**867**	925
Current	**23**	66	**34**	115
Noncurrent	**833**	810	**833**	810

(*) Amounts receivable from Grupo Casas Bahia S.A. ("GCB"), a subsidiary sold in 2019. The amount of R$588 includes the amount of R$573 corresponding to GPA's right to receive from GCB the refund of the tax credit arising from the topic related to the exclusion of ICMS from the PIS and COFINS calculation base of its former subsidiary Globex. After obtaining final judgment in the case, GPA is entitled to the credits relating to the period from 2003 to 2010.

(**) The amount receivable from Sendas was reclassified from the Related Parties group since Sendas was no longer considered a related party of GPA due to the total sale by Casino, which occurred in June 2023.

9.1. Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated	
	06.30.2024	**06.30.2023**	**06.30.2024**	**06.30.2023**
At the beginning of the Period	**(4)**	(7)	**(4)**	(7)
Write-offs recorded in the period	**1**	2	**1**	2
At the end of the Period	**(3)**	(5)	**(3)**	(5)

(In millions of Brazilian reais, unless otherwise stated)

10. Inventories

Detailed information on inventories was presented in the year financial statements for 2023, in note No. 10.

	Parent Company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Stores	**1,117**	1,190	**1,117**	1,191
Distribution centers	**942**	847	**942**	847
Allowance for losses on inventory obsolescence and damages (note 10.1)	**(63)**	(86)	**(63)**	(86)
	1,996	1,951	**1,996**	1,952

10.1. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
At the beginning of the Period	**(87)**	(49)	**(87)**	(49)
Write-offs / reversal	**24**	-	**24**	-
At the end of the Period	**(63)**	(49)	**(63)**	(49)

(In millions of Brazilian reais, unless otherwise stated)

11. Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2023, in note No. 11.

	Parent Company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
ICMS (note 11.1)	**411**	660	**411**	660
PIS/COFINS (note 11.2)	**2,096**	2,153	**2,134**	2,190
Social Security Contribution – INSS (Note 11.3)	**228**	274	**232**	276
Income tax and social contribution	**366**	408	**375**	419
Others	**87**	67	**91**	69
Total	**3,188**	3,562	**3,243**	3,614
Current	**637**	1,028	**688**	1,078
Noncurrent	**2,551**	2,534	**2,555**	2,536

11.1. Schedule of expected realization of ICMS

Regarding the credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of June 30, 2024, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated
Up to one year	**206**	**206**
From 1 to 2 years	**71**	**71**
From 2 to 3 years	**43**	**43**
From 3 to 4 years	**43**	**43**
From 4 to 5 years	**17**	**17**
More than 5 years	**31**	**31**
	411	**411**

(In millions of Brazilian reais, unless otherwise stated)

11.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated
Up to one year	285	323
From 1 to 2 years	372	372
From 2 to 3 years	361	361
From 3 to 4 years	348	348
From 4 to 5 years	450	450
More than 5 years	280	280
	2,096	2,134

In addition to the registered credits, the company has contingent tax assets in the order of R$4 related to PIS and COFINS credits.

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in parent company and consolidated is equivalent to R$164, on June 30, 2024 (R$161, on December 31, 2023).

12. Related parties

12.1. Management and advisory committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(Values expressed in thousands of Reais)

	Base salary		Direct and indirect benefits		Variable compensation (*)		Termination of position (**)		Stock option plan – Note 23		Total	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Board of directors	**4,995**	10,072	-	391	-	-	-	-	-	674	**4,995**	11,137
Executive officers	**4,998**	8,215	**1,134**	1,304	**27,481**	-	-	-	**3,631**	1,045	**37,244**	10,564
Fiscal Council	-	186	-	-	-	-	-	-	-	-	-	186
	9,993	18,473	**1,134**	1,695	**27,481**	-	-	-	**3,631**	1,719	**42,239**	21,887

(*) In 2024, this value includes the extraordinary bonuses relating to the primary offering transaction for the Company's directors (note 1.1).

(**) The Company maintains contractual agreements with its executives that provide for additional payments in the event of termination of their position, including, possibly, compensation for non-compete agreements and/or severance pay to recognize time of service and dedication to the Company. The Company, at its discretion, assesses whether a non-compete agreement should be signed, usually at the time of the executive's dismissal. The amounts contracted as compensation for non-compete agreements and/or severance pay to recognize time of service and dedication to the Company are not material.

(In millions of Brazilian reais, unless otherwise stated)

12.2. Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	06.30.2023
Subsidiaries:										
Novasoc Comercial	**-**	-	**54**	46	**-**	-	**1**	1	**7**	3
Stix Fidelidade	**10**	12	**-**	-	**12**	13	**-**	-	**(63)**	(61)
GPA M&P	**-**	-	**-**	-	**-**	-	**9**	8	**-**	-
GPA Logística	**-**	-	**147**	143	**-**	-	**110**	112	**3**	5
Associates										
FIC	**4**	8	**14**	50	**3**	4	**-**	-	**6**	10
Other related parties										
Grupo Casino (i)	**1**	9	**1**	11	**-**	6	**6**	9	**(2)**	(12)
Greenyellow (ii)	**-**	-	**-**	-	**-**	-	**-**	76	**-**	(59)
Sendas Distribuidora (iii)	**-**	-	**-**	-	**-**	-	**-**	-	**-**	(34)
Others	**-**	-	**2**	2	**-**	-	**-**	-	**-**	-
Total	**15**	29	**218**	252	**15**	23	**126**	206	**(49)**	(148)

(i) As a result of the primary offering of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico).

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(iii) As a result of the sale of Casino's stake in Sendas Distribuidora (ASSAÍ), it ceased to be related parties at the end of the second quarter of 2023.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	06.30.2023
Associates										
FIC	**4**	8	**14**	50	**3**	4	**-**	-	**6**	10
Other related parties										
Grupo Casino (I)	**1**	9	**1**	11	**-**	6	**6**	9	**(2)**	(12)
Greenyellow (ii)	**-**	-	**-**	-	**-**	-	**-**	76	**-**	(59)
Sendas Distribuidora (iii)	**-**	-	**-**	-	**-**	-	**-**	-	**-**	(34)
Others	**-**	-	**2**	2	**-**	-	**-**	-	**-**	-
Total	**5**	17	**17**	63	**3**	10	**6**	85	**4**	(95)

(i) As a result of the primary offering of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico)

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(iii) As a result of the sale of Casino's stake in Sendas Distribuidora (ASSAÍ), it ceased to be related parties at the end of the second quarter of 2023.

(In millions of Brazilian reais, unless otherwise stated)

13. Investments

13.1 Investment movement

	Parent company			
	Bellamar	**GPA2**	**Others**	**Total**
Balances at 12.31.2023	**863**	**330**	**83**	**1,276**
Equity	**32**	**22**	**-**	**54**
Dividends	**(94)**	**-**	**-**	**(94)**
Balances at 06.30.2024	**801**	**352**	**83**	**1,236**

	Parent company				
	Éxito	**Bellamar**	**GPA2**	**Others**	**Total**
Balances at 12.31.2022	**-**	**832**	**30**	**(793)**	**69**
Equity	200	24	20	(79)	165
Dividends	(220)	(20)	-	-	(240)
Capital increase	-	-	-	5	5
Equivalence over other comprehensive income	264	-	14	58	336
Other	-	-	-	1	1
Asset Held for Sale	(244)	-	(13)	-	(257)
Balances at 06.30.2023	**-**	**836**	**51**	**(808)**	**79**

	Consolidated	
	06.30.2024	06.30.2023
At the beginning of the period	**864**	(29)
Equity – continued	**32**	(64)
Equity – discontinued	**-**	(55)
Equity over other comprehensive income	**-**	86
Capital increase	**-**	38
Dividends	**(94)**	(20)
Asset Held for Sale	**-**	(11)
At the end of the period	**802**	(55)

(In millions of Brazilian reais, unless otherwise stated)

14. Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 14.

	Parent Company						
	Balance at 12.31.2023	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 06.30.2024
Land	227	-	-	-	(17)	(17)	193
Buildings	361	-	-	(8)	(25)	(133)	195
Leasehold improvements	1,398	41	-	(70)	(10)	(9)	1,350
Machinery and equipment	917	47	-	(83)	(56)	37	862
Facilities	103	2	-	(10)	(1)	-	94
Furniture and fixtures	328	16	-	(26)	(4)	(5)	309
Construction in progress	70	128	-	-	(5)	(142)	51
Others	61	12	-	(5)	-	(34)	34
Total	3,465	246	-	(202)	(118)	(303)	3,088
Lease – right of use:							
Buildings	3,097	128	186	(216)	(58)	(14)	3,123
Total	6,562	374	186	(418)	(176)	(317)	6,211

(*) (R$ 35) were transferred to intangibles and (R$ 282) to assets held for sale (note 31).

	Parent Company						
	Balance at 12.31.2022	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 06.30.2023
Land	417	-	-	-	(89)	-	328
Buildings	444	7	-	(9)	(41)	3	404
Leasehold improvements	1,446	32	-	(71)	(91)	109	1,425
Machinery and equipment	905	63	-	(77)	(14)	56	933
Facilities	117	2	-	(11)	(2)	10	116
Furniture and fixtures	337	27	-	(26)	(10)	5	333
Construction in progress	118	252	-	-	-	(286)	84
Others	32	2	-	(5)	-	8	37
Total	3,816	385	-	(199)	(247)	(95)	3,660
Lease – right of use:							
Buildings	3,010	383	10	(213)	(126)	-	3,064
Total	6,826	768	10	(412)	(373)	(95)	6,724

(*) R$ 104 were transferred to intangibles and (R$ 9) to assets held for sale.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Saldo em 06.30.2024			Saldo em 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	193	-	193	227	-	227
Buildings	349	(154)	195	683	(322)	361
Leasehold improvements	2,775	(1,425)	1,350	2,949	(1,551)	1,398
Machinery and equipment	2,393	(1,531)	862	2,466	(1,549)	917
Facilities	365	(271)	94	370	(267)	103
Furniture and fixtures	933	(624)	309	926	(598)	328
Construction in progress	51	-	51	70	-	70
Others	129	(95)	34	157	(96)	61
Total	7,188	(4,100)	3,088	7,848	(4,383)	3,465
Lease – right of use:						
Buildings	6,321	(3,198)	3,123	6,155	(3,058)	3,097
Total	13,509	(7,298)	6,211	14,003	(7,441)	6,562

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated						
	Balance at 12.31.2023	Additions	Remeasurement	Depreciation	Write-offs	Transfers (*)	Balance at 06.30.2024
Land	232	-	-	-	(17)	(19)	196
Buildings	361	-	-	(8)	(25)	(133)	195
Leasehold improvements	1,406	41	-	(70)	(11)	(14)	1,352
Machinery and equipment	917	48	-	(83)	(56)	37	863
Facilities	103	2	-	(10)	(1)	-	94
Furniture and fixtures	328	16	-	(26)	(3)	(5)	310
Construction in progress	69	128	-	-	(4)	(142)	51
Other	60	12	-	(5)	(1)	(33)	33
Total	3,476	247	-	(202)	(118)	(309)	3,094
Lease – right of use:							
Buildings	3,101	128	187	(217)	(58)	(17)	3,124
Total	6,577	375	187	(419)	(176)	(326)	6,218

(*) (R$ 35) were transferred to intangibles and (R$ 291) to assets held for sale (note 31).

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated								
	Balance at 12.31.2022	Additions	Remeasurement	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Assets held for sale (**)	Balance at 06.30.2023
Land	422	-	-	-	(89)	(3)	121	(118)	333
Buildings	445	20	-	(10)	(41)	12	133	(155)	404
Leasehold improvements	1,454	48	-	(71)	(94)	130	17	(50)	1,434
Machinery and equipment	905	131	-	(78)	(20)	51	46	(102)	933
Facilities	117	4	-	(11)	(3)	12	-	(3)	116
Furniture and fixtures	338	49	-	(26)	(11)	(16)	18	(19)	333
Construction in progress	116	296	-	-	-	(298)	3	(34)	83
Other	32	3	-	(5)	-	9	1	(3)	37
Total	3,829	551	-	(201)	(258)	(103)	339	(484)	3,673
Lease – right of use:									
Buildings	3,015	405	131	(213)	(128)	-	106	(248)	3,068
Equipment	-	4	(1)	-	(1)	-	(1)	(1)	-
	3,015	409	130	(213)	(129)	-	105	(249)	3,068
Total	6,844	960	130	(414)	(387)	(103)	444	(733)	6,741

(*) R$ 104 were transferred to intangibles and R$ 9 to assets held for sale.
(**) See note 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 06.30.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	196	-	196	232	-	232
Buildings	349	(154)	195	683	(322)	361
Leasehold improvements	2,776	(1,424)	1,352	2,962	(1,556)	1,406
Machinery and equipment	2,394	(1,531)	863	2,470	(1,553)	917
Facilities	366	(272)	94	371	(268)	103
Furniture and fixtures	934	(624)	310	927	(599)	328
Construction in progress	51	-	51	69	-	69
Other	129	(96)	33	157	(97)	60
	7,195	(4,101)	3,094	7,871	(4,395)	3,476
Lease – right of use:						
Buildings	6,324	(3,200)	3,124	6,164	(3,063)	3,101
Total	13,519	(7,301)	6,218	14,035	(7,458)	6,577

14.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Additions	374	768	375	960
Lease	(128)	(383)	(128)	(409)
Capitalized borrowing costs	-	(7)	-	(7)
Property and equipment financing - Additions	(222)	(424)	(222)	(645)
Property and equipment financing – Payments	243	350	243	662
Total	267	304	268	561

14.2 Other information

At June 30, 2024, the Company and its subsidiaries recorded in the cost of sales the amount of R$59 in the parent company (R$58 at June 30, 2023) and R$60 in consolidated (R$59 at June 30, 2023) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

(In millions of Brazilian reais, unless otherwise stated)

15. Intangible assets

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 15.

	Parent Company				
	Balance at 12.31.2023	Additions	Amortization	Transfers	Balance at 06.30.2024
Goodwill	**519**	**-**	**-**	**-**	**519**
Commercial rights	**47**	**-**	**-**	**-**	**47**
Software and implementation	**1,020**	**52**	**(141)**	**35**	**966**
	1,586	**52**	**(141)**	**35**	**1,532**
Lease-right of use:					
Right of use Paes Mendonça	**310**	**-**	**(10)**	**-**	**300**
Software	**11**	**-**	**(2)**	**-**	**9**
	321	**-**	**(12)**	**-**	**309**
Total	**1,907**	**52**	**(153)**	**35**	**1,841**

	Parent Company					
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 06.30.2023
Goodwill	519	-	-	-	-	**519**
Tradename	3	-	-	-	-	**3**
Commercial rights	47	-	-	-	-	**47**
Software and implementation	1,033	53	(127)	(3)	104	**1,060**
	1,602	53	(127)	(3)	104	**1,629**
Lease-right of use:						
Right of use Paes Mendonça	305	-	(16)	-	-	**289**
Software	14	-	(2)	-	-	**12**
	319	-	(18)	-	-	**301**
Total	**1,921**	53	(145)	(3)	104	**1,930**

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Balance at 06.30.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**519**	**-**	**519**	519	-	519
Commercial rights	**47**	**-**	**47**	47	-	47
Software and implementation	**2,348**	**(1,382)**	**966**	2,301	(1,281)	1,020
	2,914	**(1,382)**	**1,532**	2,867	(1,281)	1,586
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(215)**	**300**	515	(205)	310
Software	**119**	**(110)**	**9**	120	(109)	11
	634	**(325)**	**309**	635	(314)	321
Total	**3,548**	**(1,707)**	**1,841**	3,502	(1,595)	1,907

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated				
	Balance at 31.12.2023	Additions	Amortization	Transfers	Balance at 06.30.2024
Goodwill	541	-	-	-	541
Commercial rights	47	-	-	-	47
Software and implementation	1,064	60	(149)	36	1,011
	1,652	60	(149)	36	1,599
Lease-right of use:					
Right of use Paes Mendonça	310	-	(10)	-	300
Software	11	-	(2)	-	9
	321	-	(12)	-	309
Total	1,973	60	(161)	36	1,908

	Consolidated							
	Balance at 12.31.2022	Additions	Amortization	Write-off	Foreign Currency translation adjustment	Transfers	Assets held for sale (**)	Balance at 06.30.2023
Goodwill	541	-	-	-	11	-	(11)	**541**
Commercial rights	5	5	-	-	183	-	(189)	**4**
Software and implementation	47	-	-	-	-	-	-	**47**
Contractual rights	1	-	-	-	-	-	-	**1**
Software	1,073	72	(133)	(3)	7	103	(19)	**1,100**
	1,667	77	(133)	(3)	201	103	(219)	**1,693**
Lease-right of use:								
Right of use Paes Mendonça	305	-	(16)	-	-	-	-	**289**
Software	14	-	(2)	-	-	-	-	**12**
	319	-	(18)	-	-	-	-	**301**
Total	1,986	77	(151)	(3)	201	103	(219)	**1,994**

(**) See note 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 06.30.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**541**	**-**	**541**	541	-	541
Tradename	**47**	**-**	**47**	47	-	47
Commercial rights	**2**	**(2)**	**-**	2	(2)	-
Software and implementation	**2,431**	**(1,420)**	**1,011**	2,376	(1,312)	1,064
	3,021	**(1,422)**	**1,599**	2,966	(1,314)	1,652
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(215)**	**300**	514	(204)	310
Software	**119**	**(110)**	**9**	120	(109)	11
	634	**(325)**	**309**	634	(313)	321
Total	**3,655**	**(1,747)**	**1,908**	3,600	(1,627)	1,973

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1 Impairment test of goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2023, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2023.

The Company monitored the plan used to assess impairment on December 31, 2023 and there were no significant changes that could indicate loss or the need for a new assessment on June 30, 2024.

(In millions of Brazilian reais, unless otherwise stated)

16. Borrowings and financing

16.1 Debt breakdown

		Parent Company		Consolidated	
	Weighted average rate	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Debentures and promissory note					
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.60% per year	3,434	3,350	3,434	3,350
		3,434	3,350	3,434	3,350
Borrowings and financing					
Local currency					
Working capital	CDI+2.05% per year	620	1,753	620	1,753
Working capital	TR + 9,80%	6	7	6	7
Swap contracts (note 16.7)	CDI - 0.10% a.a	-	(1)	-	(1)
Unamortized borrowing costs		(5)	(6)	(5)	(6)
		621	1,753	621	1,753
Foreign currency					
Working capital (note 16.5)	USD + 1.87% per year	167	142	167	142
Swap contracts (note 16.7)	CDI + 1.20% per year	4	28	4	28
		171	170	171	170
Total		4,226	5,273	4,226	5,273
Noncurrent assets		-	1	-	1
Current liabilities		1,126	972	1,126	972
Noncurrent liabilities		3,100	4,302	3,100	4,302

(In millions of Brazilian reais, unless otherwise stated)

16.2 Changes in borrowings

	Parent Company	Consolidated
At December 31, 2023	**5,273**	**5,273**
Accrued interest	**284**	**284**
Derivatives contract	**(21)**	**(21)**
Mark to market	**1**	**1**
Monetary and exchange rate changes	**22**	**22**
Borrowing cost	**(2)**	**(2)**
Interest paid	**(397)**	**(397)**
Principal paid	**(934)**	**(934)**
At June 30, 2024	**4,226**	**4,226**

	Parent Company	Consolidated
At December 31, 2022	**5,863**	**5,863**
Additions	484	1,689
Accrued interest	417	535
Accrued swap	61	69
Mark-to-market	(2)	36
Monetary and exchange rate changes	(32)	(34)
Borrowing cost	8	8
Interest paid	(244)	(334)
Principal paid	(368)	(484)
Derivatives paid	(29)	(61)
Liabilities held for sale	-	(1.242)
Adjustment in conversion to presentation currency	-	113
At June 30, 2023	**6,158**	**6,158**

16.3 Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.

Year	Parent Company	Consolidated
From 1 to 2 years	**1,364**	**1,364**
From 2 to 3 years	**981**	**981**
From 3 to 4 years	**637**	**637**
After 5 years	**146**	**146**
Subtotal	**3,128**	**3,128**
Unamortized borrowing costs	**(28)**	**(28)**
Total	**3,100**	**3,100**

(In millions of Brazilian reais, unless otherwise stated)

16.4 Debentures, Promissory Note and Certificates of Real Estate Receivables.

	Type	Issue Amount	Outstanding debentures (units)	Date		Financial charges	Unit price (in reais)	Parent Company and Consolidated	
				Issue	Maturity			06.30.2024	12.31.2023
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	952,670	05/14/21	05/10/26	CDI + 1.70% per year	1,016	**968**	969
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,016	**528**	529
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,435,620	**718**	677
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,439,719	**720**	679
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,043	**393**	395
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,185	**146**	138
Borrowing cost								**(39)**	(37)
Total								**3,434**	3,350
Current liabilities								**503**	31
Noncurrent liabilities								**2,931**	3,319

(*) The due date for each series of the 18st series is given in two installments, with the due dates for the 1st series on 05/10/25 and 05/10/26 and for the 2nd series on 05/10/27 and 05/10/28.

(In millions of Brazilian reais, unless otherwise stated)

16.5 Borrowings in foreign currencies

On June 30, 2024 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

16.6 Guarantees

The Company does not provide relevant guarantees for its loan agreements.

16.7 Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on June 30, 2024 was 11.68% (13.04% as of December 31, 2023).

16.8 Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2024, GPA complied with these ratios.

(In millions of Brazilian reais, unless otherwise stated)

17. Financial instruments

Detailed information on financial instruments was presented in the 2023 annual financial statements, in explanatory note nº18.

The main financial instruments and their values recorded in the financial statements, by category, are as follows:

	Parent Company		Consolidated	
	Carrying amount		Carrying amount	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Financial assets:				
Amortized cost				
Cash and cash equivalents	**1,906**	2,794	**2,443**	2,971
Related parties - assets	**218**	241	**17**	52
Trade receivables and other receivables	**1,069**	1,137	**1,120**	1,224
Fair value through profit or loss				
Financial instruments – Fair Value Hedge	**-**	1	**-**	1
Financial investments	**14**	499	**14**	777
Fair value through other comprehensive income				
Trade receibles credit card companies and sales vouchers	**110**	159	**111**	159
Financial liabilities:				
Amortized cost				
Related parties - liabilities	**(126)**	(206)	**(6)**	(85)
Trade payables	**(2,392)**	(2,677)	**(2,449)**	(2,729)
Suplier finance	**(165)**	(524)	**(165)**	(524)
Financing for purchase of assets	**(156)**	(112)	**(156)**	(112)
Debentures and promissory notes	**(3,434)**	(3,350)	**(3,434)**	(3,350)
Borrowings and financing	**(615)**	(1,747)	**(615)**	(1,747)
Lease	**(4,313)**	(4,295)	**(4,314)**	(4,300)
Fair value through profit or loss				
Borrowings and financing (*Hedge accounting underlyng)*	**(173)**	(149)	**(173)**	(149)
Financial instruments – Fair Value Hedge – liabilities side	**(4)**	(28)	**(4)**	(28)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

(In millions of Brazilian reais, unless otherwise stated)

17.1 Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i) Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies, or processes during the period ended June 30, 2024.The Group capital structure is as follows:

	Parent company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Cash and cash equivalents	**1,906**	2,794	**2,443**	2,971
Trade receivables	**323**	420	**364**	458
Financial instruments – Fair value hedge	**(4)**	(27)	**(4)**	(27)
Borrowings and financing	**(4,222)**	(5,246)	**(4,222)**	(5,246)
Net financial debt (Covenants)	**(1,997)**	(2,059)	**(1,419)**	(1,844)
Shareholders' equity	**(4,331)**	(4,717)	**(4,338)**	(4,722)
Net debt to equity ratio	**46%**	44%	**33%**	39%

(ii) Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company's financial liabilities as of June 30, 2024.

a) Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,356	3,696	301	**5,353**
Lease liabilities	944	3,214	3,447	**7,605**
Trade payables	2,392	-	-	**2,392**
Suplier finance	165	-	-	**165**
Total	**4,857**	**6,910**	**3,748**	**15,515**

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,356	3,696	301	**5,353**
Lease liabilities	942	3,217	3,448	**7,607**
Trade payables	2,449	-	-	**2,449**
Suplier finance	165	-	-	**165**
Total	**4,912**	**6,913**	**3,749**	**15,574**

(In millions of Brazilian reais, unless otherwise stated)

(iii) Agreements between suppliers, Company and banks

The Company maintains agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of structuring operations to advance the receipt of their receivables owed by the Company. Generally, these transactions are called "forfait" / "confirming" / "risk drawn". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

Management, based on IAS7/CPC3(R2) and IFRS7/CPC40(R1), assessed that the economic substance of the transaction is operational in nature, considering that carrying out the advance payment is at the sole discretion of the supplier and, for the Company. There are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advance payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Suppliers Finance" and the cash flows arising from these transactions are presented as an operating activity in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

The Company has the right to receive a premium for recommending suppliers for these securities advance operations, which is recognized directly in profit or loss, in the amount of R$6 on June 30, 2024 (R$5 on June 30, 2023) .

As of June 30, 2024, the balance payable related to these operations is R$165 (R$524 as of December 31, 2023).

The balances of suppliers and suppliers finance are similar and do not exceed the 67-day expiration period on June 30, 2024.

(iv) Derivative financial instruments

		Consolidated			
		Notional value		Fair value	
		06.30.2024	12.31.2023	**06.30.2024**	12.31.2023
Swap with hedge accounting					
Hedge object (debt)		**189**	189	**173**	149
Long position (buy)					
Prefixed rate	TR + 9.80% per year	**22**	22	**6**	7
US$ + fixed	USD + 1.87 % per year	**167**	167	**167**	142
		189	189	**173**	149
Short position (sell)					
	CDI + 1.16% per year	**(189)**	(189)	**(177)**	(176)
Hedge position – Asset		-	-	-	1
Hedge position - liability		-	-	**(4)**	(28)
Net hedge position		-	-	**(4)**	(27)

(In millions of Brazilian reais, unless otherwise stated)

Gains and losses on these contracts during the period ended June 30, 2024 are recorded as financial expenses, net and the balance payable at fair value is R$4 (R$27 as of December 31, 2023), the asset is recorded in line item *"Derivative financial instrument - fair value hedge"* and the liability in "Borrowings and financing".

17.2 Sensitivity analysis of financial instruments

According to the Management's assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, exchange rate was R$5.22 for dollar on the due date, and the weighted interest rate weighted was 10.96% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i) Other financial instruments

			Market projection		
Transactions	Risk (CDI variation)	Balance at 06.30.2024	Scenario I	Scenario II	Scenario III
Fair value hedge (fixed rate)	CDI - 0.10% per year	(6)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.20% per year	(171)	(7)	(7)	(6)
Debentures and promissories notes	CDI + 1.60% per year	(3,473)	(502)	(550)	(462)
Bank loans	CDI + 2.05% per year	(620)	(90)	(97)	(83)
Total borrowings and financing exposure		(4,270)	(600)	(655)	(552)
Cash and cash equivalents (*)	99.45% of CDI				
Financial aplications (*)	99.45% of CDI	2,268	252	278	227
Financial aplications		14	2	2	1
Net exposure		(1,988)	(346)	(375)	(324)

(*) Weighted average

17.3 Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 ("IFRS13"), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

(In millions of Brazilian reais, unless otherwise stated)

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

	Consolidated		
	Carrying amount	Fair value	
	06.30.2024	06.30.2024	Level
Financial assets and liabilities			
Trade receibles with credit card companies and sales vouchers	111	111	2
Swaps of annual rate between currencies	(4)	(4)	2
Financial aplications – CDB	14	14	2
Borrowings and financing (FVPL)	(173)	(173)	2
Borrowings and financing and debentures (amortized cost)	(4,049)	(4,047)	2
Total	**(4,101)**	**(4,099)**	

There were no changes between the fair value measurements levels in the period ended June 30, 2024.

Interest rate swaps, foreign currency, loans and financing and financial investments are classified at level 2, as readily observable market inputs are used, such as interest rate forecasts, spot and future exchange rate parity quotes.

17.4 Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated	
Risk	Reference value	Due date	06.30.2024	12.31.2023
Debt				
USD – BRL	US$ 30 millions	2024	(4)	(28)
Interest rate – BRL	R$ 21	2026	-	1
Financial application				
USD – BRL	US$ 156 millions	2024	-	20
Total			(4)	(7)

The hedge effects at fair value for the better result of the period ending on June 30, 2024 will result in a gain of R$3 (loss of R$59 on June 30, 2023).

(In millions of Brazilian reais, unless otherwise stated)

18. Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2023, in note nº19.

18.1 Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated	
	06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Taxes payable in installments - Law 11,941/09	**4**	38	**4**	38
Taxes payable in installments – *PERT*	**106**	116	**106**	116
IPI	**54**	54	**54**	54
ICMS	**142**	176	**145**	178
Tax instalments - Law nº 17,843/2023 (*)	**678**	-	**678**	-
Others	**8**	9	**9**	11
	992	393	**996**	397
Current	**314**	324	**318**	328
Noncurrent	**678**	69	**678**	69

(*) The Company adhered to the ICMS debt settlement program of the government of the State of São Paulo ("Agreement"), in accordance with notice PGE/Transaction No. 01/2024, provided for in article 43 of Law No. 17,843/2023.

The agreement aims the voluntary regularization by the taxpayers, reducing legal discussions, with the granting of benefits for debt payment that are considered on the active debt of the State of São Paulo. The main benefits are: (i) 100% discount on incurred interests; (ii) 50% discount on the sum of principal and fines, limited to the principal amount; and (iii) remaining debt payment in 120 installments, adjusted by the SELIC rate.

The Company decided, after an individual analysis of the legal proceedings, weighing up the risks and benefits, for adhering the agreement with the amount of R$ 3.6 billion, which represent substantly the major part of eligible debts in this context, achieving, by this way, a reduction of approximately 80% of the discussed amount, totaling a resultant liability of around R$ 818. The Company recorded an expense of R$ 285, of which R$ 93 was recognized in other operating expenses and R$ 192 related to the discontinued operation of the hypermarkets.

18.2 Maturity schedule of taxes payable in installments in noncurrent liabilities:

	Consolidated
From 1 to 2 years	85
From 2 to 3 years	82
From 3 to 4 years	82
From 4 to 5 years	74
Above 5 years	355
	678

(In millions of Brazilian reais, unless otherwise stated)

19. Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2023, in note No. 20.

19.1 Provision for income tax and social contribution

	Parent Company		Consolidated	
	06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Provision for income tax and social contribution payable	**-**	-	**-**	2
Uncertain income tax and social contribution – (ICPC22)	**229**	223	**232**	223
Self-regularization program	**127**	127	**127**	127
	356	350	**359**	352
Current	**80**	80	**83**	82
Noncurrent	**276**	270	**276**	270

19.2 Uncertainty over income tax treatments

In compliance with IFRIC23/ICPC22 – Uncertainty over Income Tax Treatment, the Company has administrative and judicial discussions with Union supervisory bodies, which are related to uncertain treatments adopted in the calculation of income tax and social contribution on income net profit, based on internal assessment and that of legal advisors, the tax treatment adopted by the Company is adequate and for this reason they are classified as a greater chance of success than the chance of failure of the case (more likely than not).

IRPJ, CSLL - GPA has a series of assessments relating to compensation processes, payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, nullities in the assessment, among other minor issues. The amount involved is equivalent to R$514 on June 30, 2024 (R$512 on December 31, 2023).

The Company has processes relating to the collection of differences in the payment of IRPJ and CSLL, which, in the assessment of management and its legal advisors, the Company is entitled to compensation from its former and current shareholders, supposedly due in relation to calendar years from 2007 to 2013, under the allegation that there was an improper deduction of goodwill amortizations. The amount involved is R$2,488 on June 30, 2024 (R$2,425 on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

19.3 Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated	
	06.30.2024	06.30.2023 Restated	06.30.2024	06.30.2023 Restated
Loss before income tax and social contribution (continued operations)	**(698)**	(621)	**(684)**	(832)
Credit of IR and CSLL	**237**	209	**233**	281
Tax penalties	**(10)**	(13)	**(10)**	(13)
Share of profit of associates	**18**	56	**10**	(22)
Tax credts	**-**	49	**-**	49
Deferred IRPJ and CSLL not recognized on tax loss and Negative basis (*)	**(217)**	(126)	**(217)**	(128)
Other permanent differences	**(9)**	21	**(9)**	23
Effective income tax and social contribution expensive	**19**	196	**7**	190
Income tax and social contribution expense for the period:				
Current	**(47)**	(96)	**(58)**	(98)
Deferred	**66**	292	**65**	288
Credit income tax and social contribution expense	**19**	196	**7**	190
Effective rate	**2.72%**	31,56%	**1.02%**	22,84%

(*) The Company ceased recording the tax loss credit in the second quarter of 2023. On December 31, 2023, the Company's Management prepared an assessment of the feasibility of the future realization of the deferred tax asset, considering the probable ability to generation of taxable profits, in the context of the main variables of your business.

19.4 Breakdown of deferred income tax and social contribution

	Parent Company					
	06.30.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**965**	-	**965**	965	-	965
Provision for contingencies	**572**	-	**572**	782	-	782
Goodwill tax amortization	-	**(371)**	**(371)**	-	(381)	(381)
Mark-to-market adjustment	-	**(15)**	**(15)**	-	(8)	(8)
Fixed, intangible and investment properties	-	**(131)**	**(131)**	-	(330)	(330)
Unrealized gains with tax credits	-	**(333)**	**(333)**	-	(362)	(362)
Leasing / (right of use)	**1,449**	**(1,121)**	**328**	1,431	(1,110)	321
Other	**103**	-	**103**	64	-	64
Deferred income tax and social contribution assets (liabilities)	**3,089**	**(1,971)**	**1,118**	3,242	(2,191)	1,051
Compensation	**(1,971)**	**1,971**	-	(2,191)	2,191	-
Deferred income tax and social contribution assets (liabilities), net	**1,118**	-	**1,118**	1,051	-	1,051

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	06.30.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	995	-	995	995	-	995
Provision for contingencies	573	-	573	783	-	783
Goodwill tax amortization	-	(371)	(371)	-	(381)	(381)
Mark-to-market adjustment	-	(15)	(15)	-	(8)	(8)
Fixed intangible and investment properties	-	(131)	(131)	-	(330)	(330)
Unrealized gains with tax credits	-	(338)	(338)	-	(366)	(366)
Leasing / (right of use)	1,449	(1,121)	328	1,431	(1,110)	321
Other	102	-	102	64	-	64
Deferred income tax and social contribution assets (liabilities)	3,119	(1,976)	1,143	3,273	(2,195)	1,078
Compensation	(1,976)	1,976	-	(2,195)	2,195	-
Deferred income tax and social contribution assets (liabilities), net	1,143	-	1,143	1,078	-	1,078

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	213	214
From 1 to 2 years	208	209
From 2 to 3 years	287	275
From 3 to 4 years	299	302
From 4 to 5 years	332	336
Above 5 years	1,750	1,783
	3,089	3,119

19.5 Movement in deferred income tax and social contribution

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Opening balance	**1,051**	890	**1,078**	922
Credit (expense) for the period - Continued operations	**66**	292	**65**	288
Credit (expense) for the period - Discontinued operations	**-**	76	**-**	(8)
Assets held for sale and discontinued operations	**-**	-	**-**	85
Others	**1**	1	**-**	(2)
At the end of the period	**1,118**	1,259	**1,143**	1,285

(In millions of Brazilian reais, unless otherwise stated)

20. Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2023, in note No. 21.

The provision for risks is estimated by the Company's management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

20.1 Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	802	238	2,148
Additions	**52**	**328**	**44**	**424**
Payments	**-**	**(389)**	**(40)**	**(429)**
Reversals	**(133)**	**(57)**	**(23)**	**(213)**
Transfers (*)	**(564)**	**-**	**-**	**(564)**
Monetary adjustment	**20**	**46**	**23**	**89**
Balance at June 30, 2024	**483**	**730**	**242**	**1,455**

(*) Refer to the adherence in the program regulated by São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023, transferred to installment taxes (note n° 18).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613
Additions	80	270	45	395
Payments	(3)	(34)	(36)	(73)
Reversals	(12)	(195)	(7)	(214)
Monetary adjustment	58	41	18	117
Balance at June 30, 2023	1,884	740	214	2,838

(In millions of Brazilian reais, unless otherwise stated)

20.2 Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	804	239	2,151
Additions	52	328	44	424
Payments	-	(389)	(39)	(428)
Reversals	(133)	(57)	(23)	(213)
Transfers (*)	(564)	-	-	(564)
Monetary adjustment	20	47	23	90
Balance at June 30, 2024	483	733	244	1,460

(*) Refer to the adherence in the program regulated by São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023, transferred to installment taxes (note n° 18).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629
Additions	84	273	46	403
Payments	(4)	(35)	(41)	(80)
Reversals	(16)	(205)	(12)	(233)
Monetary adjustment	58	41	19	118
Foreign currency translation adjustment	5	-	1	6
Liabilities held for sale	(4)	(1)	3	(2)
Balance at June 30, 2023	1,884	741	216	2,841

20.3 Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2024, the Company maintains a provision of R$17 (R$354 as of December 31, 2023), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. The reduction was due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note 18).

(In millions of Brazilian reais, unless otherwise stated)

In addition to this matter, the Company had notices relating to the disallowance of electricity credit, which, after the STF Judgment, disallowed the action relating to the matter on the grounds that it was an infraconstitutional issue. The Company adhered to the program regulated by the São Paulo State Attorney's Office (note no. 18), in this context it does not have a provision for the topic on June 30, 2024 (R$297 on December 31, 2023).

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2024 is R$36 (R$36 in December 31, 2023).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of June 30, 2024 is R$429 (R$421 as of December 31, 2023).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of June 30, 2024 in the total amount of R$42, with tax proceedings being R$4, Labor R$17 and Civil R$21 (R$42, being R$3 for tax proceedings, R$19 for labor and R$20 for civil proceedings on December 31, 2023).

20.4 Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business, At June 30, 2024, the Company recorded a provision of R$733 (R$804 as of December 31, 2023), Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5 Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections. among others) and at different courts. The Company's management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

(In millions of Brazilian reais, unless otherwise stated)

Among these lawsuits, we point out the following:

- The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2024, the amount accrued for these lawsuits is R$39 (R$32 as of December 31, 2023), for which there are no escrow deposits.

- The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry. National Health Surveillance Agency (Anvisa). Consumer Protection Agencies (Procon). National Institute of Metrology, Standardization and Industrial Quality (INMETRO). Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On June 30, 2024 the amount of this provision is R$106 (R$116 on December 31, 2023).

- In relation to the provisioned amounts remaining for other civil jurisdiction matters on June 30, 2024, it is R$98 (R$91 on December 31. 2023).

Total civil lawsuits and others as of June 30, 2024 amount to R$244 (R$239 as of December 31, 2023).

20.6 Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$11,030 as June 30, 2024 (R$13,726 in December 31, 2023), and are mainly related to:

- INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 830, as June 30, 2024 (R$699 as of December 31. 2023). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

- IRRF (withholding income tax), II (import tax) and IOF (tax on financial transactions) – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$248 as of June 30, 2024 (R$261 as of December 31. 2023).

- COFINS. PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits. IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$6,257 as of June 30, 2024 (R$5,921 as of December 31. 2023).

(In millions of Brazilian reais, unless otherwise stated)

- ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$3,186 as of June 30, 2024 (R$6,367 as of December 31, 2023), which await judgment at both the administrative and judicial levels. The reduction was substantially due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note no. 18).

- Municipal service tax - ISS. Municipal Real Estate Tax ("IPTU"), rates, and others – These refer to assessments on withholdings of third parties. IPTU payment divergences, fines for failure to comply with accessory obligations. ISS and sundry taxes, in the amount of R$134 as June 30, 2024 (R$128 as of December 31. 2023), which await decision at the administrative and court levels.
- Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court. Consumer Protection Agency - PROCON (in many States). Institute of Weights and Measure - IPEM. National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$375 as June 30, 2024 (R$350 as of December 31. 2023).

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of June 30, 2024, the amount involved in tax proceedings is R$232 (R$341 as of December 31, 2023).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of June 30, 2024, the amount involved was R$1,374, of which R$1,310 are tax and civil and others R$64 (R$1,494. being tax R$ 1,398. civil and others R$96 as of December 31, 2023).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2024 the estimated amount, in case of success in all lawsuits, is approximately R$176 (R$165 as of December 31. 2023).

20.7 Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated	
	06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Tax	**137**	122	**137**	122
Labor	**245**	338	**248**	341
Civil and other	**42**	53	**43**	54
Total	**424**	513	**428**	517

(In millions of Brazilian reais, unless otherwise stated)

20.8 Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Tax	**509**	509	**11,013**	10,645	**11,522**	11,154
Labor	**-**	-	**1,301**	1,207	**1,301**	1,207
Civil and other	**9**	9	**434**	449	**443**	458
Total	**518**	518	**12,748**	12,301	**13,266**	12,819

The cost of letter of guarantees is approximately 0.54 % per year of the amount of the lawsuits and is recorded as expense.

20.9 Grupo Casas Bahia (ex-Via)

The Company ceased to exercise corporate control over Grupo Casas Bahia ("GCB") in June 2019. In the 2nd quarter of 2021. The GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and, is therefore terminated. The GCB still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement. GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas. GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito. Financiamento e Investimento ("FIC").

CBD holds a credit against GCB resulting from the final and unappealable decision of a certain tax action, the values of which were calculated by a specialized company hired by the parties involved and are being discussed with GCB for the appropriate transfer. CBD is also responsible, on the other hand, for any passive supervenings incurred up to a certain date. If final and unappealable, in the name of the former Globex. The Company recorded such supervening liabilities to the extent that management considered them likely to be lost due to the progress of the proceedings and/or gathered documentation that supported such loss.

(In millions of Brazilian reais, unless otherwise stated)

21. Leases

21.1 Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2023, in note No. 22.1.

Leasing contracts totaled R$4,314 as of June 30, 2024 (R$4,300 as of December 31, 2023), according to the following table:

	Parent Company		Consolidated	
	06.30.2024	**12.31.2023**	**06.30.2024**	**12.31.2023**
Financial lease liability – minimum lease payments:				
Up to 1 year	**463**	473	**460**	474
1 - 5 years	**1,805**	1,798	**1,808**	1,800
Over 5 years	**2,045**	2,024	**2,046**	2,026
Present value of finance lease agreements	**4,313**	4,295	**4,314**	4,300
Future financing charges	**3,292**	3,416	**3,293**	3,417
Gross amount of finance lease agreements	**7,605**	7,711	**7,607**	7,717
PIS and COFINS embedded in the present value of the lease agreements	**262**	261	**262**	261
PIS and COFINS embedded in the gross amount of the lease agreements	**462**	469	**462**	469

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 11.61% in the period ended June 30, 2024 (12.73% as of December 31, 2023).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.02% (6.05% on December 31, 2023). The average term of the contracts considered is 9.89 years (7.3 years on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

21.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2023	4,295	4,300
Additions	128	128
Remeasurement	186	187
Accrued interest	254	255
Payments	(443)	(443)
Anticipated lease contract termination	(75)	(75)
Liabilities held for Sale	(18)	(22)
Others	(14)	(16)
At June 30, 2024	4,313	4,314
Current	463	460
Noncurrent	3,850	3,854

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	383	409
Remeasurement	10	130
Accrued interest	232	329
Payments	(452)	(675)
Anticipated lease contract termination	(27)	(35)
Foreign currency translation adjustment	-	111
Liabilities held for Sale	-	(125)
At June 30, 2023	4,176	4,181
Current	515	516
Noncurrent	3,661	3,665

21.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
		Restated		Restated
Income and Expenses for the period:				
Variable (0.1% to 4.5% of sales)	-	(11)	-	(11)
Incomes from Sublease (*)	31	37	31	37

(*) Refers to lease agreements receivable from commercial shopping malls.

22. Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2023, in note No. 23.

	Parent Company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Commitment to future sale of real estate	**27**	35	**27**	35
Services rendering agreement – Partnerships	**30**	35	**30**	35
Revenue from credit card operators and banks	**-**	-	**138**	131
Gift Card	**35**	40	**35**	40
Others	**2**	2	**2**	2
Total	**94**	112	**232**	243
Current	**29**	37	**167**	168
Noncurrent	**65**	75	**65**	75

23. Shareholders' equity

a. Capital stock

The subscribed and paid-in share capital, as of June 30, 2024, is represented by 490.175 (270.139 as of December 31, 2023) thousands of registered shares with no nominal value. As of June 30, 2024, the capital stock is R$2,511 (R$1,807 as of December 31, 2023).

The Company is authorized to increase the capital stock up to the limit of 800.000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

On March 13, 2024, the Company concluded the public distribution offer of 220,000 shares at a target price of R$3.20 totaling R$704. Due to the increase in the Company's share capital within the scope of the Offer, the Company's new share capital is R$2,511 divided into 490.175 common shares, all nominative, book-entry and with no nominal value.

b. Stock Option plan

On April 29, 2024, a new incentive plan was approved that establishes general conditions for the granting of shares and/or share purchase options ("Plan"), whose specific terms and conditions must be established through Incentive Programs Linked to Shares and/or Share Purchase Option Programs ("Programs"), both subject to approval by the Company's Board of Directors. The shares and/or options granted within the collective scope of the Plan's component Programs are limited to 3.5% of the Company's subscribed capital shares.

With the approval of the Plan by the General Assembly, the Company's Share-Based Remuneration Program - Performance Shares - 2024 was ratified, approved at a meeting of the Board of Directors held on March 29, 2024. This Program establishes that each series of granting shares will receive the letter "D" followed by a number. The first grant of shares under the terms of this Program will receive the letter D1 and subsequent series the letter D and the subsequent number. The number of shares granted by each series to each of its beneficiaries will be recalculated after a period of 36

months from the date of grant, according to a performance multiplier factor based on the TSR (Total Shareholder Return) of the Company's share in comparison to a group of market companies also listed on the stock exchange, affecting all shares granted. In June 2024, 17,157 thousand shares were granted under this Program, under series D1.

The fair value of each share granted is R$3.39 estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for series D1: (a) dividend expectation of 0.00%, (b) expected volatility of approximately 82.21% and (c) risk-free weighted average interest rate of 12.07%.

				06.30.2024				
				Number of options (in thousands)				
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
Serie B9	07/01/2023	07/01/2026	0,01	487	-	-	-	487
Serie B10	05/31/2023	05/31/2026	0,01	4,875	(36)	-	-	4,839
Serie D1 – 1st tranche	06/01/2024	05/31/2027	-	5,719	-	-	-	5,719
Serie D1 – 2nd tranche	06/01/2024	05/31/2028	-	5,719	-	-	-	5,719
Serie D1 – 3rd tranche	06/01/2024	05/31/2029	-	5,719	-	-	-	5,719
				22,519	(36)	-	-	22,483

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
At December 31, 2023	**5,362**	**0.01**	**2.43**
Granted during the period	**17,157**	**-**	
Exercised during the period	**(36)**	**0.01**	
Total to be exercised at June 30, 2024	**22,483**	**0.01**	**3.45**

The amount recorded in the results of Parent Company and Consolidated on June 30, 2024 were R$6 (R$9 on June 30, 2023).

c. Compensation program based on changes in share value (Phantom Stock Options)

In a contract signed between the parties on April 16, 2024, the long-term incentive program was approved, which establishes the terms and conditions for the payment of a cash prize, referenced to the value of the Company's share, to certain managers and employees ("beneficiary") of the Company and other companies under its control.

According to the terms of the program, the beneficiary will have the right to receive a certain amount of phantom Shares conditional on compliance with remaining linked as an employee of the Company. Each phantom share is equivalent to one common share issued by the Company, subject to appreciation and price fluctuation over time. 9,114,149 phantom shares were granted at a price of R$3.20, with a vesting period of three years. With 25% of the portion transferred and given possession after 12 months, 25% after 24 months and the remaining 50% after 36 months. The last installment, corresponding to 50%, is linked to the performance of the share and can vary from 0% to 200%.

On June 30, 2024, the value of the liability corresponding to this premium, including social premiums, is recorded in non-current liabilities and represents the amount of R$5.

(In millions of Brazilian reais, unless otherwise stated)

24. Revenue from the sale of goods and / or services

Detailed information on expenses by nature was presented in the year financial statements for 2023, in note No. 25

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Gross sales:		Restated		Restated
Goods	**9,554**	9,135	**9,554**	9,135
Services rendered	**75**	75	**140**	120
Sales returns and cancellations	**(40)**	(71)	**(40)**	(71)
	9,589	9,139	**9,654**	9,184
Taxes on sales	**(574)**	(643)	**(579)**	(646)
Net operating revenues	**9,015**	8,496	**9,075**	8,538

25. Expenses by nature

Detailed information on other operating expenses, net, was presented in the year financial statements for 2023, in note No. 26.

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
		Restated		Restated
Cost of inventories	**(5,967)**	(5,781)	**(5,971)**	(5,787)
Personnel expenses	**(1,333)**	(1,182)	**(1,355)**	(1,187)
Outsourced services	**(200)**	(146)	**(210)**	(150)
Overhead expenses	**(412)**	(390)	**(412)**	(391)
Commercial expenses	**(278)**	(309)	**(279)**	(309)
Other expenses	**(164)**	(236)	**(173)**	(239)
	(8,354)	(8,044)	**(8,400)**	(8,063)
Cost of sales	**(6,552)**	(6,314)	**(6,565)**	(6,319)
Selling expenses	**(1,506)**	(1,490)	**(1,508)**	(1,480)
General and administrative expenses	**(296)**	(240)	**(327)**	(264)
	(8,354)	(8,044)	**(8,400)**	(8,063)

(In millions of Brazilian reais, unless otherwise stated)

26. Other operating expenses, net

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 27.

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
		Restated		Restated
Tax installments and other tax risks (*)	(166)	(49)	(166)	(49)
Restructuring expenses	(33)	(93)	(34)	(92)
Result with fixed assets	(60)	65	(59)	65
Total	(259)	(77)	(259)	(76)

(*) According to note nº 18.1, the Company adhered, in installments, to the Transaction program regulated by the São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023. The Company recorded an expense in the amount of R$ 93 related to this topic.

27. Financial income (expenses), net

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 28.

	Parent Company		Consolidated	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
		Restated		Restated
Finance expenses:				
Cost of debt	**(295)**	(440)	**(303)**	(447)
Cost of the discounting of receivables	**(33)**	(39)	**(33)**	(39)
Monetary restatement loss	**(118)**	(93)	**(118)**	(94)
Interest on lease liabilities	**(243)**	(221)	**(243)**	(222)
Other finance expenses	**(44)**	(39)	**(46)**	(39)
Total financial expenses	**(733)**	(832)	**(743)**	(841)
Financial income:				
Income from short term instruments	**86**	123	**122**	131
Monetary restatement gain	**-**	39	**3**	40
Other financial income	**-**	1	**1**	1
Total financial income	**86**	163	**126**	172
Total	**(647)**	(669)	**(617)**	(669)

The hedge effects are recorded as cost of debt and disclosed in Note nº 17.

28. Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2023, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	06.30.2024	**06.30.2023**
		Restated
Basic numerator		
Net (loss) allocated to common shareholders – continued operations	**(679)**	(642)
Net income (loss) allocated to common shareholders - discontinued operations	**(313)**	(31)
Net income (loss) allocated to common shareholders	**(992)**	(673)
Basic denominator (millions of shares)		
Weighted average of shares	**402**	270
Basic (loss) per shares (R$) – continued operations	**(1.69008)**	(2.37796)
Basic (loss) per shares (R$) - discontinued operations	**(0.77908)**	(0.11483)
Basic (loss) per shares (R$) – total	**(2.46916)**	(2.49279)
Diluted numerator		
Net (loss) allocated to common shareholders – continued operations	**(679)**	(642)
Net income (loss) allocated to common shareholders - discontinued operations	**(313)**	(31)
Net income (loss) allocated to common shareholders	**(992)**	(673)
Diluted denominator		
Weighted average of shares (in millions)	**402**	270
Stock option	**12**	-
Diluted weighted average of shares (millions)	**414**	270
Diluted earnings (loss) per shares (R$) – continued operations	**(1.69008)**	(2.37796)
Diluted earnings (loss) per shares (R$) – discontinued operations	**(0.77908)**	(0.11483)
Diluted earnings (loss) per shares (R$) – total	**(2.46916)**	(2.49279)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements
June 30, 2024
(In millions of Brazilian reais, unless otherwise stated)

29. Segment information

The Informations about the segments were presented in the 2023 annual financial statements in explanatory note 30. There is no change in presentation in the period.

	Retail		Discontinued Operations Éxito		Others businesses		Total	
	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023
		Restated						Restated
Net operating revenue	9,025	8,509	-	-	50	29	9,075	8,538
Gross profit	2,464	2,189	-	-	46	30	2,510	2,219
Depreciation and amortization	(508)	(493)	-	-	(7)	(5)	(515)	(498)
Share of profit of subsidiaries and associates	32	24	-	-	-	(88)	32	(64)
Operating income	(71)	(73)	-	-	4	(90)	(67)	(163)
Net financial expenses	(623)	(673)	-	-	6	4	(617)	(669)
Profit(loss) before income tax and social contribution	(694)	(746)	-	-	10	(86)	(684)	(832)
Income tax and social contribution	10	190	-	-	(3)	-	7	190
Net income (loss) for continued operations	(684)	(556)	-	-	7	(86)	(677)	(642)
Net income (loss) for discontinued operations	(313)	(378)	-	473	-	-	(313)	95
Net income (loss) of period end	(997)	(934)	-	473	7	(86)	(990)	(547)
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Current assets	5,838	7,359	-	-	181	164	6,019	7,523
Noncurrent assets	13,943	14,448	-	-	79	79	14,022	14,527
Current liabilities	5,614	6,015	-	-	220	210	5,834	6,225
Noncurrent liabilities	9,867	11,102	-	-	2	1	9,869	11,103
Shareholders' equity	4,300	4,690	-	-	38	32	4,338	4,722

(In millions of Brazilian reais, unless otherwise stated)

30. Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

- Purchase of fixed assets not paid yet as note 14.1;
- Purchase of intangible assets not paid yet as per note 15;
- New leasing contracts as note 21.2;
- Transaction Program regulated by the São Paulo State Attorney's Office: in note nº 18.1.

31. Assets held for sale or distribution

The company has ongoing negotiations aimed at selling gas stations located in different regions of Brazil through several transactions with different potential buyers, and the property where its administrative headquarters are located in São Paulo city (note nº 1.5).

	Parent Company		Consolidated	
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Real state/land	107	-	107	-
Gas Stations	83	-	95	-
Assets held for sale	**190**	**-**	**202**	**-**
Gas Stations	18	-	22	-
Real estate/land	110	-	110	-
Liabilities held for sale	**128**	**-**	**132**	**-**

(In millions of Brazilian reais, unless otherwise stated)

32. Discontinued operations

(a) Descontinued operation gas stations:

The company presents the operation of gas stations as a discontinued activity. Below is the income statement

Statements of Operations:	**06.30.2024**	**06.30.2023**
Net operationg revenue	**733**	713
Gross profit	**63**	59
Income before income tax and social contribution	**9**	6
Net income	**9**	6

(b) Descontinued operation Extra Hiper, ex-subsidiaries and fuel stations

On December 31, 2021, the Company started the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. GPA has ongoing negotiations aimed at selling gas stations. The net tax effects of these discontinued operations totaled an expense of R$313 on June 30, 2024, mainly related to the subscription in installments to the transaction program regulated by the São Paulo State Attorney's Office in the amount of R$192 (see note no. 18. 1) and tax contingencies and labor compensation (expense of R$378 on June 30, 2023).

(c) Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	06.30.2024	**06.30.2023**
Éxito Group	**-**	473
Extra Hiper and ex-subsidiaries	**(322)**	(384)
Gas stations	**9**	6
Net income from discontinued operations	**(313)**	95

33. Subsequent Events

33.1 Loan contract

On July 4, 2024, funds were raised through a loan contract in foreign currency with the bank Rabobank Brasil, in the amount of €75 million (R$456 million), maturing within 2 years, with payment of semi-annual interest and payment of the principal upon maturity. The proceeds from this issue will be used for general purposes, including to reinforce the Company's cash position.

(In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of
Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição ("Company"), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2024, which comprises the balance sheet as at June 30, 2024 and the related statements of profit and loss and of comprehensive income for the three- and six-month periods then ended and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2024, prepared under the responsibility of the Company's Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 6, 2024

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Randal Ribeiro Sylvestre
Engagement Partner